Built On Value. Driven By Quality. Enhanced Through Operational Excellence.

PERRIGO®



2003 Annual Report


PERRIG

Perrigo Company
515 Eastern Avenue
Allegan, Michigan 49010
Telephone: (269) 673-8451

Notice of Annual Meeting of Shareholders

Tuesday, October 28, 2003
10:00 a.m. EST

Perrigo Corporate Office
515 Eastern Avenue
Allegan, Michigan 49010

The purpose of our 2003 Annual Meeting is to elect three directors for a three-year term beginning at the Annual Meeting and to approve the Perrigo Company 2003 Long-Term Incentive Plan. The Board of Directors recommends that you vote FOR each of the director nominees and FOR the approval of the Plan.

You can vote at the Annual Meeting in person or by proxy if you were a shareholder of record on September 2, 2003.

It is important that your shares are represented at the Annual Meeting whether or not you plan to attend. To be certain that your shares are represented, we ask that you sign, date and return the enclosed proxy card or proxy voting instruction form as soon as possible or vote by telephone or Internet by following the instructions on the proxy card. Whatever method you choose, please vote as soon as possible. You may revoke your proxy at any time prior to the Annual Meeting.

Our 2003 Annual Report to Shareholders is enclosed.

Sincerely,

John R. Nichols
Secretary

September 26, 2003

Perrigo Company

Proxy Statement

Table of Contents

The proxy statement and form of proxy are first being sent to shareholders on or about September 26, 2003.

Questions and Answers

Following are questions often asked by shareholders of publicly held companies. We hope that the answers will assist you in casting your vote.

What am I voting on?

We are soliciting your vote on:

1. The election of three directors for a three-year term beginning at the Annual Meeting; and
2. The approval of our 2003 Long-Term Incentive Plan.

Who may vote?

Shareholders of record at the close of business on September 2, 2003, the record date, may vote. On that date, there were 70,006,921 shares of Perrigo common stock outstanding.

How many votes do I have?

Each share of Perrigo common stock that you own entitles you to one vote.

How do I vote?

You may vote your shares in any of the following four ways:

1. By mail:	complete the proxy card or voting instruction form and sign, date and return it in the enclosed envelope.
2. By telephone:	call the toll-free number on the proxy card, enter the control number on the proxy card and follow the recorded instructions.
3. By Internet:	go to the website listed on the proxy card, enter the control number on the proxy card and follow the instructions provided.
4. In person:	attend the Annual Meeting, where ballots will be provided.

You may also vote by telephone or over the Internet if you hold your shares through a bank or broker that offers either of those options. If you choose to vote in person at the Annual Meeting and your shares are held in the name of your broker, bank or other nominee, you need to bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on September 2, 2003, the record date for voting.

How does discretionary voting authority apply?

If you sign, date and return your proxy card or vote by telephone or Internet, your vote will be cast as you direct. If you do not indicate how you want to vote, you give authority to Douglas R. Schrank and John R. Nichols to vote for the items discussed in these proxy materials and on any other matter that is properly raised at the Annual Meeting. In that event, your proxy will be voted FOR the election of each director nominee, FOR the approval of the 2003 Long-Term Incentive Plan and FOR or AGAINST any other properly raised matters at the discretion of Messrs. Schrank and Nichols.

May I revoke my proxy?

You may revoke your proxy at any time before it is exercised in one of four ways:

1. Notify our Secretary in writing before the Annual Meeting that you are revoking your proxy. The notice should be sent to our address on the cover of this proxy statement.
2. Submit another proxy with a later date.
3. Vote by telephone or Internet after you have given your proxy.
4. Vote in person at the Annual Meeting.

What does it mean if I receive more than one proxy card?

Your shares are likely registered differently or are in more than one account. You should sign and return all proxy cards to guarantee that all of your shares are voted.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of Perrigo shares entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or Internet, or if you attend the Annual Meeting.

Abstentions and broker non-votes are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker submits a proxy that does not indicate a vote for a proposal because he or she does not have voting authority and has not received voting instructions from you.

What vote is required to elect the director nominees and to approve the 2003 Long-Term Incentive Plan?

Election of Directors: A plurality of the votes cast will elect directors. This means that the three nominees who receive the highest number of votes will be elected. If you do not want to vote your shares for a particular nominee, you may indicate that by following the instructions on the proxy card or by withholding authority as prompted during telephone or Internet voting or in person at the meeting. Abstentions and broker non-votes will have no effect on the election of the directors.

Approval of the 2003 Long-Term Incentive Plan: The Plan must be approved by a majority of the votes cast by the holders of shares entitled to vote on this proposal. Abstentions and broker non-votes will not be treated as votes cast in determining approval of the Plan and, therefore, will not have the effect of a vote for or against the proposal.

How do I submit a shareholder proposal for next year's Annual Meeting?

You must submit a proposal to be included in our proxy statement for the 2004 annual meeting of shareholders no later than May 29, 2004. Your proposal must be in writing and must comply with the proxy rules of the Securities and Exchange Commission. You may also submit a proposal that you do not want included in the proxy statement but that you want to raise at the 2004 annual meeting. If you want to do this, we must receive your written proposal on or after July 30, 2004, but on or before August 19, 2004. If you submit your proposal after the deadline, then Securities and Exchange Commission rules permit the individuals named in the proxies solicited by Perrigo's Board of Directors for that meeting to exercise discretionary voting power as to that proposal but they are not required to do so.

To be properly brought before an annual meeting, our by-laws require that your proposal include: (1) your name and address as they appear on our stock records; (2) a brief description of the business you want to bring before the meeting; (3) the reasons for conducting the business at the meeting; (4) any interest you have in the business you want to bring before the meeting; and (5) the number of shares of Perrigo common stock that you own beneficially and of record. You should send any proposal to our Secretary at our address on the cover of this proxy statement.

How do I nominate a director?

If you wish to nominate an individual for election as director at the 2004 annual meeting, we must receive your nomination on or after July 30, 2004, but on or before August 19, 2004. In addition, our by-laws require that for each person you propose to nominate you provide: (1) your name and address as they appear on our stock records; (2) the number of shares of Perrigo common stock that you own beneficially and of record; (3) the nominee's written statement that he or she is willing to be named in the proxy statement as a nominee and to serve as a director if elected; and (4) any other information regarding the nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had Perrigo's Board of Directors nominated that individual. You should send your proposed nomination to our Secretary at our address on the cover of this proxy statement.

Who pays to prepare, mail and solicit the proxies?

Perrigo will pay all of the costs of preparing and mailing the proxy statement and soliciting the proxies. We will ask brokers, dealers, banks, voting trustees and other nominees and fiduciaries to forward the proxy materials and our Annual Report to the beneficial owners of Perrigo common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing proxy materials, our directors, officers and employees may solicit proxies in person, by telephone or otherwise. These individuals will not be specially compensated.

Election of Directors

Nine directors currently serve on our Board of Directors. The directors are divided into three classes. At this Annual Meeting, you will be asked to elect three directors. Each director will serve for a term of three years, until a qualified successor director has been elected, or until he or she resigns or is removed by the Board. The remaining six directors will continue to serve on the Board as described below. The nominees for this year, Gary M. Cohen, David T. Gibbons and Judith A. Hemberger, are currently Perrigo directors.

We will vote your shares as you specify on the enclosed proxy card or during telephone or Internet voting. If you do not specify how you want your shares voted, we will vote them FOR the election of the nominees. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for any of the nominees, we will vote your shares FOR that other person. The Board of Directors does not anticipate that any nominee will be unable to serve. The nominees have provided the following information about themselves.

Nominees for Election as Directors at the Annual Meeting in 2003

Gary M. Cohen, 44, has been a director of Perrigo since January 2003. He has served as President of BD Medical Systems, one of three business segments of Becton Dickinson and Company, since May 1999, and as Executive Vice President of Becton Dickinson from July 1998 to May 1999. From October 1997 to June 1998, Mr. Cohen served as President, Becton Dickinson Europe and Worldwide Sample Collection. He has been an executive officer of Becton Dickinson since October 1996. Mr. Cohen presently serves as a member of the Board of Advisers of the Rutgers School of Business and as a director of the Healthcare Industry Distributors Association Educational Foundation.

David T. Gibbons, 60, has been a director of Perrigo since June 2000. He has served as the President and Chief Executive Officer of Perrigo since May 2000 and as Chairman of the Board since August 2003. He served as President of Rubbermaid Europe from August 1997 to April 1999 and as President of Rubbermaid Home Products from December 1995 to August 1997. Prior to joining Rubbermaid, Mr. Gibbons served in a variety of general management, sales and marketing positions during his 27-year career with 3M Company.

Judith A. Hemberger, 56, has been a director of Perrigo since January 2003. Since January 2000, she has served as Executive Vice President and Chief Operating Officer of Pharmion Corporation, a global specialty pharmaceutical company that she co-founded. She served as Vice President of Business and Planning of Avax Technologies, Inc., a development-stage biotechnology company, from July 1998 to December 1999. She was Senior Vice President, Global Regulatory Affairs of Hoechst Marion Roussell from December 1994 to June 1998.

Directors Continuing Until 2004 Annual Meeting

Laurie Brlas, 45, has been a director of Perrigo since August 2003. Since April 2000, she has served as Senior Vice President and Chief Financial Officer of STERIS Corporation, a provider of infection prevention, decontamination and health science technologies, products and services. From September 1995 through March 2000, Ms. Brlas held various positions with Office Max, Inc., most recently Senior Vice President and Corporate Controller.

Larry D. Fredricks, 66, has served as a director of Perrigo since October 1996. Mr. Fredricks is currently an independent financial consultant. Previously, Mr. Fredricks was Director—Financial Counseling Services with Deloitte & Touche LLP from November 1997 through May 2000. He was Executive Vice President and Chief Financial Officer of First Michigan Bank Corp., a multi-bank holding company, from January 1995 through October 1997.

Michael J. Jandernoa, 53, has been a director of Perrigo since January 1981. He served as Perrigo's Chief Executive Officer from February 1988 through April 2000 and as Chairman of the Board from October 1991 to August 2003. Mr. Jandernoa also served as Perrigo's President from January 1983 to February 1986, from April 1988 to October 1991, from September 1995 to November 1998 and from November 1999 through April 2000. Prior to January 1983, Mr. Jandernoa served in various executive capacities with Perrigo since 1979. He is a director of Fifth Third Bank, a Michigan banking corporation, and Steelcase, Inc., a manufacturer of casegood products and furniture systems for the office furniture industry. Mr. Jandernoa also serves on the Boards of the Michigan Life Science Corridor and the Michigan Economic Development Corporation.

Directors Continuing Until 2005 Annual Meeting

Peter R. Formanek, 60, has served as a director of Perrigo since November 1993 and as Lead Independent Director since August 2003. He is a private investor and was co-founder and President of AutoZone, Inc., a specialty retailer of automotive parts and accessories, from September 1986 until his retirement in May 1994. Mr. Formanek is a director of Borders Group, Inc., a retailer of books and music, and the Lead Independent Director of The Sports Authority, a sporting goods retailer.

Gary K. Kunkle, Jr., 56, has served as a director of Perrigo since October 2002. He has served as the President and Chief Operating Officer of DENTSPLY International

Inc., a manufacturer and marketer of products in the dental market, since January 1997. He has been a director of that company since April 2002. From January 1994 to December 1996, he served as President of Vistakon, a division of Johnson & Johnson.

Herman Morris, Jr., 52, has been a director of Perrigo since December 1999. He has served as President and Chief Executive Officer of Memphis Light, Gas and Water Division since August 1997 and was interim President and Chief Executive Officer from January 1997 until August 1997. Mr. Morris was General Counsel of Memphis Light, Gas and Water Division from February 1989 to January 1997.

Board of Directors and Its Committees

Perrigo's Board of Directors met five times during fiscal year 2003. In addition to meetings of the full Board, directors attended meetings of Board committees. The Board of Directors has standing Audit, Compensation and Nominating & Governance Committees. Effective as of August 8, 2003, all committees consisted solely of independent Board members. During fiscal year 2003, each director attended at least 75% of the meetings of the Board and of the committees on which he served, except that Gary Cohen missed one Board meeting. Richard G. Hansen retired from the Board of Directors and the Nominating & Governance Committee in January 2003. L.R. Jalenak, Jr. retired from the Board of Directors in August 2003.

Audit Committee

Fiscal 2003 Meetings:	7	
Members:	Fiscal Year 2003 to August 7, 2003	Effective August 8, 2003
	Larry D. Fredricks (Chairman) Peter R. Formanek L.R. Jalenak, Jr. Herman Morris, Jr.	Larry D. Fredricks (Chairman) Laurie Brlas Herman Morris, Jr.
Function:	The Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditor in the preparation and issuance of audit reports and related work, including the resolution of any disagreements between management and the independent auditor regarding financial reporting. The Audit Committee monitors our accounting and financial reporting principles and policies and our internal audit controls and procedures. The Board has adopted an Audit Committee Charter, which specifies the composition and responsibilities of the Committee. The charter is attached to this proxy statement as Appendix A. Additional information on the Committee and its activities is set forth in the Audit Committee Report.	

Compensation Committee

Fiscal 2003 Meetings:	1	
Members:	Fiscal Year 2003 to August 7, 2003	Effective August 8, 2003
	Peter R. Formanek (Chairman) L.R. Jalenak, Jr. Herman Morris, Jr.	Peter R. Formanek (Chairman) Judith A. Hemberger Herman Morris, Jr.
Function:	Reviews and recommends compensation arrangements for the Chief Executive Officer and non-employee directors. Reviews and approves evaluation process, compensation structure and annual compensation for officers, including salaries, bonuses and incentive and equity compensation. Administers Perrigo's incentive and other long-term employee compensation plans.	

Nominating & Governance Committee

Fiscal 2003 Meetings:	6	
Members:	Fiscal Year 2003 to August 7, 2003	Effective August 8, 2003
	Michael J. Jandernoa (Chairman) Larry D. Fredricks Gary K. Kunkle, Jr. (effective January 24, 2003)	Larry D. Fredricks (Chairman) Gary M. Cohen Gary K. Kunkle, Jr.
Function:	Assists the Board in identifying qualified individuals to become Board members and recommends to the Board the director nominees for the next annual meeting of shareholders, including consideration of shareholder nominations for election to the Board submitted in accordance with the procedures discussed above under "How do I nominate a director?" Develops and recommends to the Board the Corporate Governance Guidelines applicable to Perrigo. Leads the Board in its annual review of Board performance. Makes recommendations to the Board with respect to assignment of individual directors to various committees.	

Director Compensation

Annual Retainer and Attendance Fees

Directors who are Perrigo employees receive no fees for their services as directors. Non-employee directors receive a $21,000 annual retainer fee covering all regular and special Board meetings and the Annual Shareholders' meeting, of which $11,000 is paid in cash. The balance of this fee is paid on the date of each annual meeting of directors in the form of a restricted stock grant to each of these directors having a value of

$10,000 based upon the average of the high and low price of our stock on that date. The restricted stock grant is made pursuant to a restricted stock plan for directors and is intended to directly link an element of director compensation to shareholders' interests. If shareholders approve the 2003 Long-Term Incentive Plan (which is described in this proxy statement under "Approval of 2003 Long-Term Incentive Plan"), directors instead will receive these restricted stock grants pursuant to that plan.

Prior to January 23, 2003, committee members also received $1,000 for each in-person committee meeting attended and $500 for each telephonic committee meeting in which they participated. Committee chairmen received $2,000 for each in-person committee meeting they attended and $1,000 for each telephonic committee meeting in which they participated. Effective as of January 24, 2003, the Chairman of the Audit Committee receives $3,000 for each committee meeting attended and the other members of the Audit Committee each receive $1,500 for each committee meeting attended. Effective on the same date, the Chairman of each of the Nominating & Governance and the Compensation Committee receives $2,500 for each committee meeting attended and the members of each of these committees receive $1,250 for each committee meeting attended. Fees for all telephonic meetings held after January 23, 2003 are one-half of the above amounts. We also reimburse directors for expenses incurred in connection with attending Board and committee meetings.

Options to Purchase Perrigo Common Stock

Currently, non-employee directors are eligible to participate in our Non-Qualified Stock Option Plan for Directors, which ties a further portion of director compensation to shareholder interests. The Board administers the Plan, which provides for the issuance of options covering up to 525,000 shares of Perrigo common stock at a purchase price per share at least equal to the fair value of the stock on the grant date. Newly elected directors receive options under the Plan to purchase 5,000 Perrigo shares, and continuing directors annually receive options to purchase shares having a fair value on the date of the grant of $25,000. Fair value is determined on the basis of a Black-Scholes calculation. If the 2003 Long-Term Incentive Plan is approved, no further awards will be granted under the Non-Qualified Stock Option Plan for Directors, and non-employee directors instead would receive these or other awards under the Long-Term Incentive Plan.

Other Arrangements with Directors

We entered into a Consulting Agreement dated July 31, 2002 with Michael Jandernoa, under which Mr. Jandernoa provided consulting and advisory services as requested by the Chief Executive Officer for a monthly fee of $5,000 commencing in May 2002. In addition, we reimbursed Mr. Jandernoa for his office space and secretarial service costs incurred during the term of the agreement up to a maximum total reimbursement of $46,667. We also reimbursed Mr. Jandernoa for properly documented expenses incurred by him in connection with his consulting services. This agreement terminated on June 30, 2003.

Ownership of Perrigo Common Stock

Directors, Nominees and Executive Officers

The following table shows how much Perrigo common stock the directors, nominees, named executive officers, and all directors, nominees and executive officers as a group beneficially owned as of September 8, 2003. The named executive officers are the individuals listed in the Summary Compensation Table.

Beneficial ownership is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a shareholder can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as otherwise noted, the shareholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned	Options Exercisable Within 60 Days	Total	Percent of Class
Directors and Nominees				
Laurie Brlas (1)	167	—	167	*
Gary M. Cohen (1)	596	5,000	5,596	*
Peter R. Formanek (2)	206,702	36,555	243,257	*
Larry D. Fredricks (3)	11,102	24,613	35,715	*
David T. Gibbons (4)	119,898	450,001	569,899	*
Judith A. Hemberger (1)	596	5,000	5,596	*
Michael J. Jandernoa (5)	6,615,329	10,613	6,625,942	9.5%
Gary K. Kunkle, Jr. (1)	845	—	845	*
Herman Morris, Jr. (6)	11,502	19,555	31,057	*
Named Executive Officers Other Than Directors				
F. Folsom Bell	21,071	57,000	78,071	*
Mark P. Olesnavage (7)	435,481	248,432	683,913	*
Douglas R. Schrank	31,197	58,811	90,008	*
John T. Hendrickson (8)	17,470	68,000	85,470	*
Directors and Executive Officers as a Group (13 Persons) (9)	7,471,956	983,580	8,455,536	11.9%

* Less than 1%.

(1) Shares owned consist of restricted stock awarded to these individuals in their capacity as a director.

(2) Shares owned include 200,600 shares owned by Mr. Formanek as Trustee for the Formanek Investment Trust; and 845 shares of restricted stock awarded to Mr. Formanek in his capacity as a director.

(3) Shares owned include 1,563 shares of restricted stock awarded to Mr. Fredricks in his capacity as a director.

(4) Mr. Gibbons is also a named executive officer.

(5) Shares owned consist of 5,956,035 shares (including 1,563 shares of restricted stock owned by Mr. Jandernoa in his capacity as a director) owned by the Michael J. Jandernoa Trust, of which Mr. Jandernoa is trustee; 183,104 shares owned by the Michael J. Jandernoa Grantor Trust Two, of which Mr. Jandernoa is trustee and under which he has a reversionary interest; 183,104 shares owned by the Susan M. Jandernoa Grantor Trust Two, of which Mrs. Jandernoa is trustee and under which she has a reversionary interest; and 293,086 shares owned by the Susan M. Jandernoa Trust, of which Mrs. Jandernoa is trustee. Mr. Jandernoa's address is c/o Perrigo Company, 333 Bridge Street, NW, Suite 800, Grand Rapids, MI 49504.

(6) Shares owned include 3,000 shares owned as custodian for Mr. Morris' minor children; and 845 shares of restricted stock awarded to Mr. Morris in his capacity as a director.

(7) Shares owned include 56,472 shares owned by trusts for the benefit of Mr. Olesnavage's children, of which Mr. Olesnavage is trustee.

(8) Shares owned include 266 shares owned by the Mary Hendrickson Trust, of which Bank One is trustee.

(9) See footnotes 1 through 8.

Other Principal Shareholders

This table shows all shareholders other than directors, nominees and named executive officers that we know to be beneficial owners of more than 5% of Perrigo common stock. The percent of class owned is based on 70,013,421 shares of Perrigo common stock outstanding as of September 8, 2003.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Wellington Management Company, LLP (1) 75 State Street Boston, MA 02109	8,220,860	11.7%
Royce & Associates, LLC (2) 1414 Avenue of the Americas New York, NY 10019	5,380,000	7.7%

(1) Wellington Management Company, LLP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, does not have sole voting or investment power with respect to any of these shares, has shared voting power as to 2,523,830 shares and shared investment power as to all of the shares. This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2003. Of the listed shares, Vanguard Specialized Funds—Vanguard Health Care Fund (100 Vanguard Boulevard, Malvern, PA 19355) beneficially owns 5,322,320 shares (7.6%), as reported in a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2003, and has sole voting and shared investment power as to these shares.

(2) Royce & Associates, LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole voting and investment power with respect to all of the shares. This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Perrigo's executive officers, directors and 10% shareholders file reports of ownership and changes of ownership of Perrigo common stock with the Securities and Exchange Commission. Based on a review of copies of these reports provided to us and written representations from executive officers and directors, we believe that all filing requirements were met during fiscal year 2003.

Executive Compensation

This table summarizes the compensation of David T. Gibbons, our Chairman of the Board, President and Chief Executive Officer, and the other four most highly compensated executive officers of Perrigo during fiscal year 2003. These individuals are sometimes referred to as the named executive officers.

Summary Compensation

		Annual Compensation (1)		Long Term Compensation		
				Awards		
Name and Principal Position	Year	Salary	Management Incentive Bonus	Restricted Stock Awards	Securities Underlying Options (2)	All Other Compensation
David T. Gibbons (3)	2003	$540,000	$847,800	—	125,000	$22,860
Chairman of the Board, President and	2002	$500,000	$523,334	$439,875	—	$36,349
Chief Executive Officer	2001	$440,000	$706,935	—	125,000	$97,137
Mark P. Olesnavage (4)	2003	$323,000	$312,457	—	35,000	$13,626
Executive Vice President, General	2002	$320,490	$208,304	—	50,000	$12,977
Manager—Perrigo Pharmaceuticals	2001	$312,960	$319,754	—	—	$13,385
Douglas R. Schrank (5)	2003	$287,388	$312,457	—	45,000	$14,254
Executive Vice President,	2002	$274,000	$185,496	$211,140	50,000	$13,246
Chief Financial Officer	2001	$261,250	$284,741	—	—	$35,806
John T. Hendrickson (6)	2003	$282,188	$312,457	—	45,000	$13,691
Executive Vice President, General	2002	$258,750	$208,304	—	50,000	$12,886
Manager—Perrigo Consumer Healthcare	2001	$241,875	$319,754	—	—	$12,224
F. Folsom Bell (7)	2003	$247,200	$198,607	—	40,000	$15,180
Executive Vice President,	2002	$237,500	$132,404	—	50,000	$13,994
Business Development	2001	$191,666	$203,245	—	75,000	$43,672
(commencing September 1, 2000)						

(1) The following amounts were deferred from salary for fiscal year 2003: Mr. Gibbons $124,000; and Mr. Hendrickson $12,000. The following amounts were deferred from the Management Incentive Bonus for fiscal year 2003: Mr. Gibbons $84,780; and Mr. Hendrickson $28,000. The following

amounts were deferred from salary for fiscal year 2002: Mr. Gibbons $100,000; and Mr. Hendrickson $6,000. The following amounts were deferred from the Management Incentive Bonus for fiscal year 2002: Mr. Gibbons $50,000; Mr. Olesnavage $166,644; and Mr. Hendrickson $28,000.

(2) Under the terms of Mr. Gibbons' employment agreement, he was entitled to receive options to purchase 125,000 shares for fiscal year 2002. These options were issued to him in May 2001 prior to the end of fiscal year 2001. Messrs. Olesnavage, Schrank and Hendrickson were each awarded options to purchase 90,000 for fiscal year 2001, but these options were issued in May 2000 prior to the end of fiscal year 2000.

(3) At the end of fiscal year 2003, Mr. Gibbons held a total of 120,715 shares of restricted stock with an aggregate value of $1,909,712. Of these restricted shares, 25,000 were issued to Mr. Gibbons by the Board in August 2001 in consideration for his employment in fiscal year 2001 and vested on August 14, 2003. The remainder of these restricted shares was issued to Mr. Gibbons under the terms of his employment agreement and vested on June 30, 2003 as described in this proxy statement under the heading "Employment Agreement with Chief Executive Officer." Mr. Gibbons received dividends on his restricted stock paid by Perrigo on its common stock in fiscal year 2003. All Other Compensation in fiscal year 2003 consists of a $6,000 matching contribution under our 401(k) Plan; a $7,056 contribution under our Profit Sharing Plan; $1,635 representing the taxable benefit for certain premium payments made on Mr. Gibbons' behalf by us for Group Term Life Insurance; and $8,169 reimbursed to Mr. Gibbons in fiscal year 2003 for household storage expenses incurred during the year.

(4) All Other Compensation in fiscal year 2003 consists of a $6,000 matching contribution under our 401(k) Plan; a $7,056 contribution under our Profit Sharing Plan; and $570 representing the taxable benefit for certain premium payments made on Mr. Olesnavage's behalf by us for Group Term Life Insurance.

(5) All Other Compensation in fiscal year 2003 consists of a $6,208 matching contribution under our 401(k) Plan; a $7,056 contribution under our Profit Sharing Plan; and $990 representing the taxable benefit for certain premium payments made on Mr. Schrank's behalf by us for Group Term Life Insurance.

(6) All Other Compensation in fiscal year 2003 consists of a $6,340 matching contribution under our 401(k) Plan; a $7,056 contribution under our Profit Sharing Plan; and $295 representing the taxable benefit for certain premium payments made on Mr. Hendrickson's behalf by us for Group Term Life Insurance.

(7) All Other Compensation in fiscal year 2003 consists of a $6,144 matching contribution under our 401(k) Plan; a $7,056 contribution under our Profit Sharing Plan; and $1,980 representing the taxable benefit for certain premium payments made on Mr. Bell's behalf by us for Group Term Life Insurance.

Option Grants in Fiscal Year 2003

This table gives information relating to option grants to the named executive officers during fiscal year 2003. All of the options were granted under our Employee Stock Option Plan. The potential realizable value is calculated based on the term of the option at its time of grant, 10 years. The calculation assumes that the fair market value on the date of grant appreciates at the indicated rate compounded annually for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Stock price appreciation of 5% and 10% is assumed under the rules of the Securities and Exchange Commission. We cannot assure you that the actual stock price will appreciate over the 10-year option term at the assumed levels or any other defined level.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
David T. Gibbons	125,000	13.3%	$9.84	Aug. 6, 2012	$773,540	$1,960,303
Mark P. Olesnavage	35,000	3.7%	$9.84	Aug. 6, 2012	$216,591	$ 548,884
Douglas R. Schrank	45,000	4.8%	$9.84	Aug. 6, 2012	$278,474	$ 705,709
John T. Hendrickson	45,000	4.8%	$9.84	Aug. 6, 2012	$278,474	$ 705,709
F. Folsom Bell	40,000	4.3%	$9.84	Aug. 6, 2012	$247,532	$ 627,297

(1) These options vest in five equal annual installments, beginning on the first anniversary date of the grant. The date of the grant was August 6, 2002.

Option Exercises in Fiscal Year 2003 and Fiscal Year-End 2003 Option Values

This table provides information regarding the exercise of options during fiscal year 2003 and options outstanding at the end of fiscal year 2003 for the named executive officers. The "value realized" is calculated using the difference between the option exercise price and the price of Perrigo common stock on the date of exercise multiplied by the number of shares underlying the option. The "value of unexercised in-the-money options at fiscal year end" is calculated using the difference between the option exercise price and $15.82 (the closing price of Perrigo stock on June 27, 2003, the last trading day of fiscal year 2003) multiplied by the number of shares underlying the option. An option is in-the-money if the market value of Perrigo common stock is greater than the option's exercise price.

			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
David T. Gibbons	0	—	425,000	575,000	$4,164,500	$5,012,374
Mark P. Olesnavage	0	—	215,099	142,619	$1,358,740	$ 781,193
Douglas R. Schrank	29,811	$426,002	39,811	156,285	$ 266,443	$ 896,207
John T. Hendrickson	31,477	$479,864	46,667	138,618	$ 109,571	$ 749,552
F. Folsom Bell	38,000	$535,286	16,000	125,000	$ 34,632	$ 629,715

Employment Agreement with Chief Executive Officer

We entered into an employment agreement with our Chief Executive Officer, David T. Gibbons, effective May 1, 2000. The agreement has an initial term ending June 30, 2005 and renews for consecutive one-year terms unless either party gives 90 days' notice prior to the expiration of any term. Under the agreement, Mr. Gibbons' base salary is reviewed at least annually by the Board to determine if an increase is appropriate. We paid Mr. Gibbons a base salary of $540,000 in fiscal year 2003 and, effective July 1, 2003, the Board increased his salary to $567,000.

Mr. Gibbons is eligible to participate in the Management Incentive Bonus Plan, under which he has a target bonus opportunity of at least 100% of his annual salary. Mr. Gibbons was paid a bonus of $847,800 under the Plan in fiscal year 2004 for fiscal year 2003. Pursuant to our agreement with Mr. Gibbons, a Deferred Compensation Plan was established in June 2001 for certain key employees, and Mr. Gibbons has elected to defer $208,780 of his fiscal year 2003 compensation until his retirement. Mr. Gibbons also was granted an option to purchase 750,000 shares of Perrigo common stock under our Employee Stock Option Plan at the time of his employment. Under the terms of the employment agreement, Mr. Gibbons received options to purchase 125,000 shares of Perrigo common stock for each of fiscal years 2002 and 2003. The options for fiscal year 2002 were actually issued to Mr. Gibbons in May 2001 prior to the end of fiscal year 2001. Mr. Gibbons also received 95,715 shares of restricted Perrigo common stock and a cash transition bonus of $160,000. On June 30, 2003, the restrictions lapsed on all 95,715 shares of Mr. Gibbons' restricted stock. Under the terms of his employment agreement, Mr. Gibbons received certain household storage expenses which amounted to $8,169 in fiscal year 2003.

If Mr. Gibbons dies or becomes disabled during his employment, he will receive compensation and benefits earned to date, including payment for unused vacation days and a pro rata management incentive bonus for the portion of the year he was employed, and his options and restricted stock will vest in accordance with their terms. If Mr. Gibbons resigns for "good reason" or if we terminate his employment "without cause", each as defined in the employment agreement, Mr. Gibbons, in addition to receiving earned compensation and benefits and vesting of options and restricted stock, will receive a cash payment equal to 12 months' salary. If we terminate Mr. Gibbons' employment for cause, as defined in the employment agreement, he will receive compensation and benefits earned to date, but will forfeit any options and restricted stock, whether vested or unvested, as well as any unvested benefits. The employment agreement also provides for the payment of earned compensation and benefits as well as the automatic vesting of options and lapse of restrictions on restricted stock following a change in control of Perrigo.

In connection with his employment, Mr. Gibbons entered into a noncompetition and nondisclosure agreement with Perrigo. The agreement provides that Mr. Gibbons will not compete with us during the term of his employment and, if his employment with us terminates within five years from the date of the employment agreement, he cannot compete with us in the store brand business for two years thereafter. In addition, Mr. Gibbons has agreed that he will not, at any time during or after his employment with Perrigo, disclose any confidential information that he obtained during his employment.

Equity Compensation Plan Information

The following table provides information about Perrigo's common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of June 28, 2003, including the Perrigo Company Employee Stock Option Plan, the Non-Qualified Stock Option Plan for Directors, the Restricted Stock Plan for Directors II, and individual Restricted Stock Agreements with certain officers. The Directors' restricted stock plan and the individual restricted stock arrangements were not approved by our shareholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	6,248,389(1)	$10.46	2,530,551(2)
Equity compensation plans not approved by shareholders	0	—	9,491(3)
Total	6,248,389	$10.46	2,540,042

(1) Options to purchase 6,032,703 shares were outstanding under the Perrigo Company Employee Stock Option Plan and options to purchase 215,686 shares were outstanding under the Non-Qualified Stock Option Plan for Directors.

(2) Of this amount, 2,295,907 shares are available under the Perrigo Company Employee Stock Option Plan and 234,644 shares are available under the Non-Qualified Stock Option Plan for Directors.

(3) These shares remain available for issuance under the August 2001 Restricted Stock Plan for Directors II. An aggregate of 6,853 shares issued under that plan and 41,000 shares issued under individual Restricted Stock Agreements with certain of our officers continued to be subject to the restrictions imposed under these plans as of June 28, 2003.

Restricted Stock Plan for Directors

The Restricted Stock Plan for Directors was established by the Board in November 1997 for the purpose of providing compensation to directors for their services in the form of restricted stock grants. On the date of each annual meeting of directors, a restricted stock grant having a value of $10,000 based upon the average of the high and low price of our stock on that date is awarded to each non-management director. The Restricted Stock Plan for Directors II was established in August 2001 for the same purpose and on the same terms. Each plan provides for the issuance of up to 25,000 shares of Perrigo common stock. These grants are intended to directly link an element of director compensation to shareholder interests and, as to each director, are subject to forfeiture if his or her service as a member of the Board is terminated under certain specified circumstances prior to the end of his or her then current three-year term as a director. If shareholders approve the 2003 Long-Term Incentive Plan (which is described in this proxy statement under "Approval of 2003 Long-Term Incentive Plan"), no further grants will be awarded under these plans and, instead, directors will receive their restricted stock grants pursuant to the 2003 Long-Term Incentive Plan.

Individual Arrangements

Effective May 1, 2000, we entered into an employment agreement with Mr. Gibbons, pursuant to which Mr. Gibbons was granted 95,715 shares of restricted common stock as described above under "Employment Agreement with Chief Executive Officer." Under the terms of the employment agreement, these shares vested on June 30, 2003.

In August 2001, we granted Mr. Gibbons 25,000 shares of restricted common stock and Mr. Schrank 12,000 shares of restricted common stock, each under individual Restricted Stock Agreements. Under the terms of the Restricted Stock Agreements, these shares vested on August 14, 2003. In July 2002, we granted John R. Nichols, our General Counsel, 4,000 shares of restricted common stock under an individual Restricted Stock Agreement. Under the terms of the Restricted Stock Agreement, these shares will vest upon Mr. Nichols' retirement from the company.

Report of the Compensation Committee on Executive Compensation

Compensation Policy

During fiscal year 2003, the Compensation Committee of the Board of Directors was composed of three independent non-employee directors. The Board of Directors has adopted a Compensation Committee Charter, which specifies the composition and responsibilities of the Committee. The Board reviews the Charter annually based on input from the Committee.

The Committee reviews and recommends the compensation arrangements for the Executive Officers with respect to salaries, bonuses and option grants under the Perrigo Company Employee Stock Option Plan.

The Committee strives to:

- motivate officers to create added value for Perrigo shareholders through compensation incentives that are tied to Perrigo's operating and stock market performance;
- reward officers for their individual performance as well as Perrigo's performance;
- provide compensation and benefits at levels that enable Perrigo to attract and retain high-quality executives; and
- align the interests of officers and directors with the interests of Perrigo shareholders through stock ownership.

Perrigo's management compensation policy is intended to provide a compensation package for Executive Officers that is generally competitive with the compensation of executive officers of comparable manufacturing companies. In establishing executive compensation, the Committee considers salary and bonus information compiled by Mercer Human Resource Consulting. The Mercer compensation data includes non-durable goods manufacturing companies, some of which are reflected in the Nasdaq Pharmaceutical Index shown on the Performance Graph included in this proxy statement. The Committee's objective is that the total cash compensation for Perrigo's executive officers approximate the median reflected in the Mercer data.

Executive Officer Compensation

Executive Officer compensation includes cash-based and stock-based components. Cash-based compensation consists of base salary and an annual bonus, if one is warranted under the criteria of the Management Incentive Bonus Plan. In addition, Perrigo makes annual contributions under its Profit Sharing Plan for employees with at least one year of service, including the Executive Officers. Perrigo also makes matching contributions under its 401(k) Plan to certain of its employees, including the Executive Officers. Stock-based compensation consists of option grants under the Perrigo Company Employee Stock Option Plan. If Perrigo's shareholders approve the Perrigo Company 2003 Long-Term Incentive Plan (which is described in this proxy statement under "Approval of 2003 Long-Term Incentive Plan"), no further grants will be made under the Employee Stock Option Plan, and these employees instead will receive grants of stock-based incentive awards under the 2003 Long-Term Incentive Plan. These awards may be in the form of stock options, stock appreciation rights or stock awards, including restricted shares, performance shares, performance units and other stock unit awards.

Cash-Based Compensation

As discussed above, the Committee considers compensation data provided by Mercer in determining Executive Officer base salary and bonus awards under the Management Incentive Bonus Plan. In addition, the Committee evaluates the following factors, which are ranked in order of importance:

- company-wide performance measured by attainment of specific strategic objectives and quantitative measures;
- individual performance;
- compensation levels at comparable manufacturing companies; and
- historical cash and equity compensation levels.

The primary quantitative measure that the Committee considers is return on assets, although earnings per share and revenue growth are also relevant. Qualitative factors include the quality and progress of Perrigo's marketing and manufacturing operations and the success of strategic actions, such as acquisitions of lines of business or introduction of new products.

Stock-Based Compensation

Certain designated key management employees, including the Chief Executive Officer and other executive officers, participate in the Perrigo Company Employee Stock Option Plan. The number of shares underlying option grants to these employees is based on an evaluation of the officer's performance and is subject to the approval of the Committee. Options granted under the Perrigo Company Employee Stock Option Plan must have an exercise price at least equal to the fair market value of Perrigo common stock on the grant date as determined by the Committee. The fair market value, as provided in the Employee Stock Option Plan approved by the shareholders, is the average of the high and low price of our stock on the date of the grant. The Committee views the grant of stock based incentive awards pursuant to a shareholder-approved plan as an effective incentive for executive officers to create value for shareholders since the ultimate value of these awards is directly related to the increase in the market price of Perrigo's common stock.

Chief Executive Officer Compensation

David T. Gibbons, our Chief Executive Officer, is compensated in accordance with the terms of an Employment Agreement entered into at the time of his employment in May 2000. A more complete description of his compensation arrangement can be found in this proxy statement under the heading "Employment Agreement with Chief Executive Officer." Mr. Gibbons' compensation is reviewed and adjusted annually by the Board based upon the same criteria used by the Board to evaluate and determine the appropriate compensation for other Executive Officers. For fiscal year 2003, Mr. Gibbons was paid a base salary of $540,000 under the terms of his Employment Agreement and a bonus of $847,800 under the terms of our Management Incentive Bonus Plan.

The Committee believes that the terms of Mr. Gibbons' employment are similar to terms granted to chief executive officers of comparable companies and are necessary to attract and retain a chief executive officer of his stature.

Summary

The Committee carefully reviews executive compensation. After reviewing Perrigo's compensation programs, the Committee has concluded that the amounts paid to executive officers, including stock options, in fiscal year 2003 appropriately reflect individual performance, are linked to Perrigo's financial, operational and market results, and are generally competitive with amounts paid to executive officers of comparable companies.

Deductibility of Compensation

Internal Revenue Code Section 162(m) limits the deductibility by Perrigo of compensation in excess of $1,000,000 paid to each of the Chief Executive Officer and the next four most highly paid officers. Certain "performance based compensation" is not included in compensation counted for purposes of the limit. The Committee's policy is to establish and maintain a compensation program that will optimize the deductibility of compensation. The Committee, however, reserves the right to use its judgment to authorize compensation that may not be fully deductible where merited by the need to respond to changing business conditions, or by an executive officer's individual performance.

Peter R. Formanek, Chairman
Herman Morris, Jr.

Company Performance

This graph shows a five-year comparison of cumulative total return for Perrigo with the cumulative total returns for the Nasdaq Composite Index and the Nasdaq Pharmaceutical Index from June 30, 1998 through June 28, 2003. Data points are, for Perrigo, the last day of each fiscal year and, for the indices, June 30 of each year. The last day of our fiscal year for the fiscal years 1998 through 2003 is noted in each of the columns below. The graph assumes an investment of $100 at the beginning of the period and the reinvestment of any dividends. Total returns are based on market capitalization.



$500
$400
$300
$200
$100
$0
PERRIGO COMPANY
NASDAQ STOCK MARKET (U.S.)
NASDAQ PHARMACEUTICALS
6/30/98
7/2/99
7/1/00
6/30/01
6/29/02
6/28/03

	6/30/1998	7/02/1999	7/01/2000	6/30/2001	6/29/2002	6/28/2003
Perrigo Company	$100	$ 85	$ 63	$166	$129	$158
Nasdaq Stock Market (U.S.)	$100	$147	$212	$115	$ 79	$ 87
Nasdaq Pharmaceuticals	$100	$143	$322	$271	$159	$221

Approval of 2003 Long-Term Incentive Plan

The Board of Directors approved the 2003 Long-Term Incentive Plan in August 2003, subject to its approval by our shareholders. This Plan is intended to replace the Employee Stock Option Plan, the Non-Qualified Stock Option Plan for Directors and the Restricted Stock Plan for Directors II. The Board of Directors believes that adopting the 2003 Plan is in the best interests of shareholders. The 2003 Plan would permit the grant of certain types of stock awards not permitted under the existing plans. This would allow more of our grants to be performance-based awards. For example, the Employee Stock Option Plan does not allow the grant of restricted stock, which would be permitted under the 2003 Plan.

If shareholders approve the 2003 Plan, no further awards may be granted under the Employee Stock Option Plan, the Non-Qualified Stock Option Plan for Directors or the Restricted Stock Plan for Directors II. If shareholders do not approve the 2003 Plan, the Employee Stock Option Plan, the Non-Qualified Stock Option Plan for Directors and the Restricted Stock Plan for Directors II will remain in effect.

The Board recommends that you approve the Plan. The summary of the Plan provided below describes the material features of the Plan; however, it is not complete and, therefore, you should not rely solely on it for a detailed description of every aspect of the Plan.

The Long-Term Incentive Plan Generally

The Board approved the Plan, subject to shareholder approval, on August 7, 2003. No awards may be granted under the Plan on a date that is more than ten years after its effective date. The effective date of the Plan will be the date of the Annual Meeting, if the shareholders approve the Plan.

Under the Plan, the Compensation Committee may grant stock-based incentives to employees, directors and other individuals providing material services to Perrigo. Awards under the Plan may be in the form of incentive stock options, nonstatutory stock options, stock appreciation rights or stock awards (including restricted shares, performance shares, performance units and other stock unit awards).

Shares Available for the Plan

The number of shares of common stock that will be reserved for issuance under the Plan will equal 2,500,000, plus the number of shares remaining available for future grants under the Employee Stock Option Plan, the Non-Qualified Stock Option Plan for Directors and the Restricted Stock Plan for Directors II on the effective date of the 2003 Plan. In addition, any shares attributable to awards that are outstanding on the effective date of the 2003 Plan under the Employee Stock Option Plan, the Non-Qualified Stock Option Plan for Directors, and the Restricted Stock Plan for Directors II that are cancelled, forfeited or otherwise settled without the delivery of shares on or after the effective date will be available for awards under the 2003 Plan.

As of August 31, 2003, there were 1,504,510 shares available for issuance under the Employee Stock Option Plan, 229,644 shares available for issuance under the Non-Qualified Stock Option Plan for Directors, and 9,324 shares available for issuance under the Restricted Stock Plan for Directors II. As of August 31, 2003 the number of shares underlying outstanding awards under the plans was 6,805,055 shares under the Employee Stock Option Plan, and 220,686 shares under the Non-Qualified Stock Option Plan for Directors, and the number of shares subject to restrictions under the Restricted Stock Plan for Directors II was 7,020. The number of available shares under these plans may change prior to the effective date of the 2003 Plan if additional awards are granted or forfeited under the plans between August 31, 2003 and the date of the Annual Meeting, although we do not anticipate any significant new awards or forfeitures during this period.

If any award under the 2003 Plan expires or is terminated on or after the effective date of the 2003 Plan without the issuance of the shares, then the shares subject to the award will be added to the shares available for issuance under the 2003 Plan.

The number of shares that may be issued with respect to awards under the Plan to any one participant in a calendar year may not exceed 400,000 shares.

The number of shares that can be issued and the number of shares subject to outstanding awards may be adjusted in the event of a stock split, stock dividend, recapitalization or other similar event affecting the number of shares of Perrigo's outstanding common stock. In that event, the Compensation Committee also may make appropriate adjustments to any stock appreciation rights, restricted stock or performance units outstanding under the Plan.

Plan Administration

The Compensation Committee administers the Plan. Subject to the specific provisions of the Plan, the Committee determines award eligibility, timing and the type, amount and terms of the awards. The Committee also interprets the Plan, establishes rules and regulations under the Plan and makes all other determinations necessary or advisable for the Plan's administration.

Stock Options

Options under the Plan may be either "incentive stock options," as defined under the tax laws, or nonstatutory stock options; however, only employees may be granted incentive stock options. The per share exercise price may not be less than the fair market value of Perrigo common stock on the date the option is granted. The Compensation Committee may specify any period of time following the date of grant during which options are exercisable, but the period cannot be longer than 10 years for incentive stock options. Incentive stock options are subject to additional limitations relating to such things as employment status, minimum exercise price, length of exercise period, maximum value of the stock underlying the options and a required holding period for stock received upon exercise of the option.

Upon exercise, the option holder may pay the exercise price in several ways. He or she may pay in cash, in previously acquired shares or, if permitted by the Committee, other consideration having a fair market value equal to the exercise price, or through a combination of the foregoing.

Except for adjustments to effect stock splits, stock dividends, recapitalizations or similar events, in no event shall the purchase price of an option be decreased after the grant date or surrendered in consideration of a new option grant with a lower exercise price without shareholder approval.

Stock Appreciation Rights

A stock appreciation right allows its holder to receive payment from us equal to the amount by which the fair market value of a share of Perrigo common stock exceeds the grant price of the right on the exercise date. The grant price may not be less than the fair market value of Perrigo common stock on the grant date of the right.

Under the Plan, the Compensation Committee can grant the rights in conjunction with the awarding of stock options or on a stand-alone basis. If the Committee grants a right with an option award, then the holder can exercise the rights at any time during the life of the related option, but the exercise will proportionately reduce the number of his or her related stock options. The holder can exercise stand-alone stock appreciation rights during the period determined by the Compensation Committee. Upon the exercise of a stock appreciation right, the holder receives cash, shares of Perrigo common stock or other property, or a combination thereof, in the discretion of the Committee.

Restricted Shares

Restricted shares refers to shares of Perrigo common stock that are subject to a risk of forfeiture or other restrictions on ownership for a certain period of time. During the restricted period, the holder of restricted shares may not sell or otherwise transfer the shares, but he or she may vote the shares and may be entitled to any dividend or other distributions if determined by the Committee. The restricted shares become freely transferable when the restriction period expires.

Performance Shares and Performance Units

A performance share is a right to receive shares of Perrigo common stock or equivalent value in the future, contingent on the achievement of performance or other objectives during a specified period. A performance unit represents an award valued by reference to property other than shares of Perrigo common stock, as designated by the Compensation Committee, contingent on the achievement of performance or other objectives during a specified period.

The Compensation Committee sets the terms and conditions of each award, including the performance goals that its holder must attain and the various percentages of performance unit value to be paid out upon full or partial attainment of those goals. The Committee also determines whether the goals have been satisfied and the form of payment, which may be in cash, Perrigo common stock, other property or a combination thereof. Payment may be made in a lump sum or in installments, as determined by the Committee.

Other Stock Unit Awards

An "other stock unit" award refers to any award, other than an option, stock appreciation right, restricted stock, performance share or performance unit, that is valued in whole or part by reference to shares of Perrigo common stock. The Compensation Committee determines the terms and conditions of other stock unit awards, including whether such awards are payable in cash, shares of Perrigo common stock or other property. If the other stock unit award is a right to purchase shares of Perrigo common stock, the purchase price of such shares cannot be less than the fair market value of the shares on the date the Committee awards the purchase right.

Termination of Employment

The Plan provides that upon a participant's death, disability or retirement, all outstanding awards immediately vest, and stock options and stock appreciation rights may be exercised by the participant, or his or her estate, beneficiary or conservator in the case of death or disability, at any time prior to their stated expiration dates. If the participant's employment is terminated involuntarily for economic reasons, for example, restructurings, dispositions or layoffs, as determined in the discretion of the Compensation Committee, he or she may exercise any vested options or stock appreciation rights until the earlier of 30 days following the date that is 24 months after the termination date and the expiration date of the options or stock appreciation rights. Unvested options, stock appreciation rights and restricted shares that are scheduled to vest during the 24 month period following the termination date will continue to vest as if the participant had continued to perform services during the 24 month period. Those not scheduled to vest during the 24 month period are forfeited on the termination date. If a participant's termination is for cause, all outstanding awards are forfeited. In all other terminations, unvested awards are forfeited on the termination date and the participant may exercise his or her vested options and stock appreciation rights during the three-month period after the termination, but not later than the expiration date of the option or stock appreciation right. In certain circumstances, the Plan provides for extended exercisability when a participant dies following termination.

Change in Control

Regardless of the vesting requirements that otherwise apply to an award under the Plan, all outstanding awards vest upon a change in control of Perrigo. Generally, a change in control is defined in the Plan to mean (1) the ownership of 50% or more of Perrigo common stock by a person who was not a shareholder on the date the Plan was initially adopted and (2) a change in Board composition so that a majority of the Board is comprised of individuals who are neither incumbent members nor their nominees.

Performance-Based Awards

The Compensation Committee may designate any award of restricted shares, performance shares, performance units or other stock unit awards as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code. These awards will be conditioned on the achievement of one or more performance measures based on one or any combination of the following, as selected by the Committee: specified levels of earnings per share from continuing operations, funds from operations, operating income, revenues, gross margin, return on operating assets, return on equity, economic value added, share price appreciation, total shareholder return (measured in terms of share price appreciation and dividend growth), or cost control of Perrigo or of a division or affiliate of Perrigo that employs the participant.

Transferability

The recipient of an award under the Plan generally may not pledge, assign, sell or otherwise transfer his or her stock options, stock appreciation rights, restricted shares or performance units other than by will or by the laws of descent and distribution. The Compensation Committee, however, may establish rules and procedures to allow participants in the Plan to transfer nonstatutory stock options to immediate family members or to certain trusts or partnerships.

Tax Consequences

The holder of an award granted under the Plan may be affected by certain federal income tax consequences. Special rules may apply to individuals who may be subject to Section 16(b) of the Securities Exchange Act of 1934. *The following discussion of tax consequences is based on current federal tax laws and regulations and you should not consider it to be a complete description of the federal income tax consequences that apply to participants in the Plan. Accordingly, information relating to tax consequences is qualified by reference to current tax laws.*

Incentive Stock Options. There are no federal income tax consequences associated with the grant or exercise of an incentive stock option, so long as the holder of the option was our employee at all times during the period beginning on the grant date and ending on the date three months before the exercise date. The "spread" between the exercise price and the fair market value of Perrigo common stock on the exercise date, however, is an adjustment for purposes of the alternative minimum tax. A holder of incentive stock options defers income tax on the stock's appreciation until he or she sells the shares.

Upon the sale of the shares, the holder realizes a long-term capital gain (or loss) if he or she sells the shares at least two years after the option grant date and has held the shares for at least one year. The capital gain (or loss) equals the difference between the sales price and the exercise price of the shares. If the holder disposes of the shares before the expiration of these periods, then he or she recognizes ordinary income at the time of sale (or other disqualifying disposition) equal to the lesser of (1) the gain he or she realized on the sale and (2) the difference between the exercise price and the fair market value of the shares on the exercise date. This ordinary income is treated as compensation for tax purposes. The holder will treat any additional gain as short-term or long-term capital gain, depending on whether he or she has held the shares for at least one year from the exercise date. If the holder does not satisfy the employment requirement described above, then he or she recognizes ordinary income (treated as compensation) at the time he or she exercises the option under the tax rules applicable to the exercise of a nonstatutory stock option. We are entitled to an income tax deduction to the extent that an option holder realizes ordinary income.

Nonstatutory Stock Options. There are no federal income tax consequences to us or to the recipient of a nonstatutory stock option upon grant. Upon exercise, the option holder recognizes ordinary income equal to the spread between the exercise price and the fair market value of Perrigo stock on the exercise date. This ordinary income is treated as compensation for tax purposes. The basis in shares acquired by an option holder on exercise equals the fair market value of the shares at that time. The capital gain holding period begins on the exercise date. We receive an income tax deduction upon the exercise of a nonstatutory stock option in an amount equal to the spread.

Stock Appreciation Rights. There are no tax consequences associated with the grant of stock appreciation rights. Upon exercise, the holder of stock appreciation rights recognizes ordinary income in the amount of the appreciation paid to him or her. This ordinary income is treated as compensation for tax purposes. We receive a corresponding deduction in the same amount that the holder recognizes as income.

Restricted Shares. The holder of restricted shares does not recognize any taxable income on the shares while they are restricted. When the restrictions lapse, the holder's taxable income (treated as compensation) equals the fair market value of the shares. The holder may, however, avoid the delay in computing the amount of taxable gain by filing with the Internal Revenue Service, within 30 days after receiving the shares, an election to determine the amount of taxable income at the time of receipt of the restricted shares. Generally, at the time the holder recognizes taxable income with respect to restricted shares, we will receive a deduction in the same amount.

Performance Shares, Performance Units and Other Stock Unit Awards. There are no tax consequences associated with the grant of performance shares, performance units or other stock unit awards. The holder recognizes ordinary income (treated as compensation) upon a payment on the performance shares, performance units or other stock unit awards in amount equal to the payment received, and we receive a corresponding tax deduction.

Excise Taxes. Under certain circumstances, the accelerated vesting of an award in connection with a change in control of Perrigo might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent they are considered excess parachute payments, a participant in the Plan may be subject to a 20% excise tax and we may be unable to receive a tax deduction.

Plan Amendment and Termination

Generally, the Board of Directors may amend or terminate the Plan at any time without shareholder approval. Without shareholder approval, however, the Board may not: (1) increase the number of shares of Perrigo stock available for issuance under the Plan; (2) change employees or class of employees eligible to participate in the Plan; (3) change the minimum purchase price for any option grant below fair market value; or (4) materially change the terms of the Plan. In addition, if any action that the Board proposes to take will have a materially adverse effect on the rights of any participant or beneficiary under an outstanding award, then the affected participants or beneficiaries must consent to the action.

The Board of Directors unanimously recommends a vote FOR the approval of the 2003 Long-Term Incentive Plan.

Report of the Audit Committee

The Audit Committee of the Board is responsible for, monitoring: (1) Perrigo's accounting and financial reporting principles and policies; (2) Perrigo's financial statements and the independent audit thereof; (3) the qualifications, independence and performance of Perrigo's independent auditor; and (4) Perrigo's internal audit controls and procedures. In particular, these responsibilities include, among other things, the appointment and compensation of Perrigo's independent auditors, reviewing with the independent auditors the plan and scope of the audit and audit fees, monitoring the adequacy of reporting and internal controls and meeting periodically with internal auditors and the independent auditors. All of the members of the Audit Committee are independent, as such term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. In August 2003, the Board approved and adopted an Audit Committee Charter, which is attached to this proxy statement as Appendix A. The Board reviews the Charter annually based upon input from the Committee.

In connection with the June 28, 2003 financial statements, the Audit Committee: (1) reviewed and discussed the audited financial statements with management; (2) discussed with the auditors the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, as amended by SAS 90; and (3) received and discussed with the auditors the written disclosures and letter from the auditors required by Independence Standards No. 1 and has discussed with the auditors the auditor's independence. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that Perrigo's audited financial statements be included in Perrigo's Annual Report on Form 10-K for the fiscal year ended June 28, 2003 filed with the Securities and Exchange Commission.

THE AUDIT COMMITTEE
Larry D. Fredricks, Chairman
Peter R. Formanek
Herman Morris, Jr.

Independent Accountants

BDO Seidman, LLP has been Perrigo's independent accounting firm since 1988. The Board has engaged BDO Seidman, LLP as our independent accountants for fiscal year 2004. Representatives of BDO Seidman, LLP will be present at the Annual Meeting and will have the opportunity to make a statement and respond to questions.

During fiscal years 2002 and 2003, we retained BDO Seidman, LLP to perform auditing and other services for us and paid them the following amounts for these services:

Fiscal Year 2002		*Fiscal Year 2003*	
Audit Services	$358,000	Audit Services	$349,000
Audit-Related Fees	48,000	Audit-Related Fees	130,000
Tax Fees	28,000	Tax Fees	19,000
Total	$434,000	Total	$498,000

Audit-related fees were for benefit plan audits and due diligence services. Tax fees related primarily to tax compliance services. It is our current policy that the Audit Committee pre-approves all non-audit services provided by our independent auditors, BDO Seidman, LLP.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended June 28, 2003, including schedules, which is on file with the Securities and Exchange Commission, is included in the Annual Report delivered with this proxy statement. If you would like a copy of the exhibits to the Form 10-K, please contact John R. Nichols, Secretary, Perrigo Company, 515 Eastern Avenue, Allegan, Michigan 49010.

Appendix A

PERRIGO COMPANY
AUDIT COMMITTEE CHARTER

Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors of Perrigo Company (the "Company") in fulfilling its responsibility of monitoring:

- the Company's accounting and financial reporting principles and policies;
- the Company's financial statements and the independent audit thereof;
- the qualifications, independence and performance of the Company's independent auditor; and
- the Company's internal audit controls and procedures.

Composition of the Audit Committee

The Audit Committee shall be comprised of at least three directors, each of whom shall meet the independence and experience requirements of the National Association of Securities Dealers, Inc., Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission ("SEC").

Accordingly, all of the members of the Audit Committee shall be directors who are able to read and understand fundamental financial statements. In addition, at least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in financial sophistication. The Board shall determine whether at least one member of the Audit Committee qualifies as an "audit committee financial expert" as defined by the SEC.

Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

Meetings of the Audit Committee

The Audit Committee shall:

1. meet with management four times annually (more frequently if circumstances dictate) to discuss the annual audited financial statements and quarterly financial results;
2. meet separately with management, the internal auditors and the independent auditor to discuss any matters that the Audit Committee or any of these persons believe should be discussed privately (at least annually);
3. be permitted to request any officer or employee of the Company, the Company's outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee; and

4. be permitted to conduct its meetings by means of a conference call or similar communications equipment in which all persons participating in the meeting can hear each other.

Audit Committee Authority and Responsibilities

Generally

1. The Audit Committee shall have the sole authority to appoint or replace the Company's independent auditor. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor for the purpose of preparing or issuing an audit report or related work, including the resolution of any disagreements between management and the independent auditor regarding financial reporting. The independent auditor is ultimately accountable to, and shall report directly to, the Audit Committee. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report.

2. The Audit Committee shall maintain a policy pursuant to which it reviews and pre-approves audit and permitted non-audit services (including the fees and terms thereof) to be provided to the Company by the independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that are approved by the Audit Committee prior to the completion of the audit. The Chair of the Audit Committee, or any other member or members designated by the Audit Committee, shall be authorized to pre-approve non-audit services, provided that any pre-approval shall be reported to the full Audit Committee at its next scheduled meeting.

3. The Audit Committee shall prepare the report of the Audit Committee required by the SEC to be included in the Company's annual proxy statement.

4. The Audit Committee shall review this Charter at least annually and recommend any changes to the full Board of Directors.

5. The Audit Committee shall report its activities to the full Board of Directors on a regular basis and make such recommendations with respect to the matters addressed in this Charter and other matters as the Audit Committee may deem necessary or appropriate.

6. The Audit Committee shall perform such other functions as assigned by law, the Company's Articles of Incorporation or Bylaws, or the Board.

Financial Statement and Disclosure Matters

The Audit Committee, to the extent it deems necessary or appropriate, shall:

1. review the annual audited financial statements with the independent auditor and with Company management;

2. advise management and the independent auditor that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

3. discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, relating to the conduct of the audit;

4. consider any reports or communications (and management's responses thereto) submitted to the Audit Committee by the independent auditor;

5. review any disclosures made to the Audit Committee by the Company's CEO and CFO during the certification process for Forms 10-K and 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any corrective actions taken, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

6. recommend to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K;

7. review the form of opinion the independent auditor proposes to render to the Board of Directors and shareholders;

8. inquire of management and the independent auditor regarding significant risks or exposures and assess the steps management has taken to minimize such risks to the Company;

9. review significant changes to the Company's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditor or management;

10. obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A(b) of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act; and

11. review with the Company's General Counsel any significant legal or regulatory matters and compliance policies that may have a material effect on the financial statements, including material notices to or inquiries received from governmental agencies.

The Company's Relationship with its Independent Auditor

The Audit Committee, to the extent it deems necessary or appropriate, shall:

1. require that the independent auditor annually prepare and deliver a Statement (consistent with Independence Standards Board Standard No. 1) as to their independence and take appropriate action if the independence of the outside auditor is in question;

2. at least annually, evaluate and report to the Board regarding the Audit Committee's assessment of the independent auditor's qualifications, performance (including the lead partner) and independence, taking into account the opinions of management and the internal auditors and considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence;

3. monitor the regular rotation of the audit partner as required by law; and

4. set clear policies compliant with applicable laws or regulations for hiring employees or former employees of the independent auditor.

Procedures for Complaints

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

Resources and Authority of the Audit Committee

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage independent auditors for special audits, reviews and other procedures and to retain independent counsel and other advisors. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to any advisors employed by the Audit Committee.

Limitation of the Role of the Audit Committee

The Audit Committee has the authority and responsibilities described in this Charter. Management is responsible for the preparation, presentation and integrity of the Company's financial statements; maintenance of appropriate accounting and financial reporting principles and policies; and maintenance of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out proper audits and reviews. Each member of the Audit Committee shall be entitled to rely on: (i) the integrity of those persons and organizations within the Company and outside the Company that it receives information from; and (ii) the accuracy of information provided to the Audit Committee by such persons or organizations (absent actual knowledge to the contrary).

This Charter was adopted August 7, 2003.

PERRIGO®



CORPORATE PROFILE

Perrigo Company is the nation's largest manufacturer of store brand over-the-counter (OTC) pharmaceutical and nutritional products sold by supermarkets, drug, and mass merchandise chains. Perrigo works closely with retailers to build their brands' share of the market, and to meet consumer demand for value, by offering a broad line of store brand products comparable in quality and effectiveness to national brands. The Company maintains a leadership position by focusing on quality, customer satisfaction, innovation, and low-cost production.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS*

In thousands, except per share amounts	Year Ended June 28, 2003[1]	June 29, 2002[1]	% change
OPERATIONS			
Net Sales	$ 825,987	$826,322	–
Operating Income	$ 85,178	$ 80,933	5.2
Operating Income as a Percent of Net Sales	10.3 %	9.8 %	
Net Income	$ 54,048	$ 44,790	20.7
Basic Earnings Per Share	$ 0.77	$ 0.61	26.2
Diluted Earnings Per Share	$ 0.76	$ 0.60	26.7
Dividends Per Share	$ 0.05	–	
Weighted Average Shares Outstanding			
Basic	69,746	73,164	(4.7)
Diluted	71,158	74,606	(4.6)
Capital Expenditures	$ 32,296	$ 27,528	17.3
Sales Per Employee	$ 207	$ 195	6.2
FINANCIAL CONDITION			
Working Capital (less cash)	$ 118,828	$109,993	8.0
Working Capital (less cash) as a Percent of Net Sales	14.4 %	13.3 %	
Current Ratio	2.3	2.2	
Property and Equipment, Net	$ 218,778	$211,044	3.7
Total Assets	$ 643,970	$601,375	7.1
Long-term Debt	–	–	
Shareholders' Equity	$ 448,424	$418,162	7.2
Shareholders' Equity Per Share	$ 6.30	$ 5.60	12.5
Return on Assets	8.7 %	7.6 %	
Return on Equity	12.5 %	11.1 %	
Stock Price	$ 15.82	$ 13.00	21.7
Shareholders of Record	1,549	1,374	12.7
Employees	3,983	4,247	(6.2)

(1) See Item 7, page 19 of the Form 10-K report enclosed for a discussion of results of operations.

NET SALES
($ IN MILLIONS)



897.5
744.3
753.5
826.3
826.0
1999
2000
2001
2002
2003

OPERATING INCOME
($ IN MILLIONS)



14.2
33.2
36.5
80.9
85.2
1999
2000
2001
2002
2003

NET INCOME
($ IN MILLIONS)



(1.7)
16.8
24.4
44.8
54.0
1999
2000
2001
2002
2003

DILUTED EARNINGS PER SHARE
(IN DOLLARS)



(0.02)
0.23
0.33
0.60
0.76
1999
2000
2001
2002
2003

WORKING CAPITAL (less cash)
($ IN MILLIONS)



232.1
147.4
133.1
110.0
118.8
1999
2000
2001
2002
2003

INVENTORIES
($ IN MILLIONS)



197.4
126.9
161.1
155.6
160.3
1999
2000
2001
2002
2003

ACCOUNTS RECEIVABLE
($ IN MILLIONS)



89.1
88.2
96.8
82.6
87.0
1999
2000
2001
2002
2003

RETURN ON AVERAGE ASSETS
(PERCENT)



(0.3)
3.1
4.5
7.6
8.7
1999
2000
2001
2002
2003

*1999 results include Perrigo's divested personal care business.

LETTER TO SHAREHOLDERS

Fellow Shareholder,

We are pleased with fiscal 2003 results and with our continued progress on our key strategies: quality, customer service, low cost, and innovation.

In 2003, we began to benefit from the investments made in our quality processes and manufacturing operations over the past two years. Our quality focus, financial discipline, expense control and operating efficiencies all contributed to record earnings per share.

In 2003, we continued to execute our quality and compliance improvement plans. The quality processes in place today provide a solid foundation for the strong pharmaceutical culture we are building upon.



As with our quality initiatives, we have also been making the investments necessary to drive down costs from operations. Packaging line automation, new production and material handling equipment, and increased employee productivity have provided faster throughput and improved customer service. Additionally, product streamlining in the form of stock keeping unit (sku) reductions, combined with an expanded program of global sourcing of low-cost, high-quality raw materials have contributed to increased productivity and cost reduction.

All of these important quality and operational improvements have contributed to the continued strengthening of our over-the-counter (OTC) pharmaceutical and nutritional businesses.

In fiscal 2003, Perrigo's net income increased 21 percent to $54 million, or $0.76 per share, compared with $45 million, or $0.60 per share last year. Reported net income in fiscal 2003 included after-tax income from a vitamin litigation settlement of $2 million, or $0.03 per share. Reported net income in fiscal 2002 included after-tax income of $18 million, or $0.24 per share, from a vitamin litigation settlement and an after-tax charge of $17 million, or $0.22 per share, related to a restructuring of our operations in Mexico. Sales of $826 million were unchanged from fiscal 2002.

2003 Highlights

New Products Our strategy of providing a comprehensive product line while developing and marketing key new store brand products continued in fiscal 2003 with the introduction of the following OTC pharmaceutical and nutritional products: Fiber Therapy Caplets (comparable to Citrucel®), Loratadine and Pseudoephedrine Sulfate Tablets (comparable to Claritin-D® 24), Minoxidil 5% (comparable to Rogaine®), Nite Time Cough (comparable to NyQuil®), Glucosamine and Chondroitin Sodium Free (comparable to Osteo Bi Flex®) and a branded diet aid, Dr. Rosenblatt's Starch Blocker. Sales from new products introduced in the past two years were approximately $45 million for fiscal 2003.

Cash Dividend In January 2003, Perrigo's board of directors declared the company's first quarterly cash dividend of $0.025 per share. We are pleased to be able to make this commitment to our shareholders. Our strong cash flow, strong balance sheet and confidence in our long-term prospects support this decision.

Share Repurchase We continued our common stock repurchase program in fiscal 2003 with the purchase of 3.3 million shares for $33.7 million. Since November 2000, the board of directors has approved a total expenditure of $80 million, and the company had $13.3 million available at the end of fiscal 2003 to purchase additional shares.

Corporate Governance Over the past 12 months, we have enhanced our corporate governance standards and our corporate code of conduct. Additionally, we announced the appointment of four new independent board members. Joining our board are: Laurie Brlas, senior vice president and chief financial officer, STERIS Corporation; Gary Cohen, president, BD Medical Systems, Becton, Dickinson and Company; Judy Hemberger, executive vice president and chief operating officer, Pharmion Corporation; and Gary Kunkle, president and chief operating officer of DENTSPLY International, Inc. Seven of our nine directors now meet the standards of independence under all existing and proposed stock exchange governance guidelines.

The board of directors also appointed Peter Formanek as its lead independent director. In addition, Mike Jandernoa, who had served as chairman of


NASAL FOUR
STARCH BLOCKER
NiteTime Cough
FIBER THERAPY

the board since 1991, and who led the company through a time of unprecedented growth, resigned as chairman, but will continue as a director and remains a major shareholder.

Expensing Stock Options Effective with the second quarter ended December 28, 2002, we also elected to expense stock option compensation. All prior periods have been restated to reflect the compensation cost that would have been recognized had the stock option expense been applied to all awards granted after July 1, 1995. Stock option compensation expense in fiscal 2003 was $4.8 million, or $0.07 per share, compared with $5.4 million, or $0.07 per share in fiscal 2002. Before the election to expense stock options, earnings on a reported basis were $0.82 per share, compared with $0.67 per share last year.

The decision to initiate dividend payments, implement new standards of governance, add independent directors, and expense stock options demonstrate Perrigo's commitment to its shareholders.

Investing In Future Growth In August 2002, we announced our intention to enter the generic prescription (R_X) drug business. With a strong consumer pharmaceutical foundation, we have the quality, research and development, and manufacturing processes in place to expand our pharmaceutical business. We see generic R_X drugs as a logical extension of our existing base. In fiscal 2004, we plan to leverage our strong financial position and our cash-generating store brand business by investing an additional $5 to $7 million in this initiative, primarily in research and development for the development of generic R_X drug products.

There is compelling logic in taking this first step to enter the generic R_X market:

- The generic R_X drug market is large – $15 billion and growing at a rate of better than 10 percent per year.
- Generic R_X margins are significantly better than store brand margins.
- Perrigo currently has good existing business relationships with more than 70 percent of the generic R_X market through our food, drug, mass merchandise and wholesale channels.
- Generic R_X drugs follow the same development and Food and Drug Administration (FDA) filing and approval paths as R_X-to-OTC "switch" products. There is excellent research

and development synergy between generic R_X and "switch" products, which represent the core of our existing business.

- We have the manufacturing capability and capacity available today to make generic R_X drugs without the need for significant capital expenditures.

As we enter the generic R_X market, our objective is to build a product line and a future pipeline of R_X products as soon as possible, while continuing to build our strong core business. To support the implementation of this new strategic direction, we realigned certain of our internal resources. In August 2003, John Hendrickson, executive vice president, operations, became executive vice president and general manager, Perrigo Consumer Health Care, with responsibility for all functional areas within our OTC pharmaceutical and nutritional businesses. Mark Olesnavage, executive vice president, sales, marketing and scientific affairs, was appointed executive vice president and general manager, Perrigo Pharmaceuticals, and will direct the planning, development and execution of our generic R_X efforts.

Thanks to the efforts and accomplishments of our people at all levels, Perrigo today has a strong core business and a solid pharmaceutical culture. We believe the entry into the generic R_X market is timely and is a natural extension of our commitment to delivering consumer health care value.

Perrigo is ready. We will remain store brand-focused, but energized and excited about the chance to seize the opportunity to grow based on our pharmaceutical foundation.

Sincerely,

David T. Gibbons
Chairman, President and Chief Executive Officer
September 22, 2003



QUALITY AT EVERY LINK IN THE SUPPLY CHAIN

Over the past several years, Perrigo's financial strength and resources have enabled us to invest heavily in training, technology, and manpower to improve our processes and procedures to meet FDA mandates. This investment, we believe, will pay dividends in the form of reduced costs – critical in the highly-competitive retail marketplace in which we operate. In addition, the decision to strengthen Perrigo's pharmaceutical culture is consistent with our long-term strategy of being the leader in R_X-to-OTC "switch" pharmaceuticals – former prescription drugs being switched to OTC status by the FDA.

We feel it's important for you to understand the breadth and magnitude of the improvements we've made – they truly represent building quality into every link in the supply chain. By "supply chain" we mean the entire range of activities that go into developing, manufacturing, marketing and distributing the highest quality store brand OTC pharmaceuticals and nutritional products in the world, and soon, generic R_X drug products too.


Sandy

In this year's report to our shareholders, we're highlighting some of the operational improvements we've undertaken and their results. Doing so, we believe, communicates two important aspects of your company: first, the complexity of the store brand OTC pharmaceutical and nutrition business; and second, how important it is both strategically and from a profit standpoint, for Perrigo to have an uncompromising commitment to quality and efficiency at every link in the supply chain. It is the foundation of our improved performance and is laying the groundwork for our future growth.

Searching the globe for high-quality raw materials ensures that quality starts before the product is made.

The first link in the store brand OTC pharmaceutical and nutritional product supply chain is seeking the highest quality raw materials at the lowest cost.

Perrigo now operates in a true global economy. While we have historically relied upon domestic and European suppliers for pharmaceutical raw materials, we have begun to investigate and pursue sources of raw materials and products from countries such as China and India. Both of these countries have very

"We are continuing to promote quality throughout our operations, from procuring raw materials to distributing the finished product."

Sandy Hatten
Director - Quality Assurance

sophisticated active pharmaceutical ingredient manufacturing capabilities and produce raw materials that meet our high quality standards.

Because the raw materials used to produce pharmaceutical products must be manufactured under stringent FDA requirements, not to mention our own exacting standards, our quality department works diligently to ensure that all new materials purchased throughout the world meet those standards. We have instituted a raw material supplier qualification program and once a supplier is qualified and accepted, they are audited at specified intervals and must continue to meet compliance standards in order to continue to be a qualified supplier.

Near infrared technology reduces the time and cost to verify raw material identity and quality.

Before raw materials are incorporated into the manufacturing supply chain, the FDA requires that multiple samples of each batch of raw materials received in our lab be tested to confirm their identification. As you can imagine, this is a time consuming, expensive process. To maximize the quality and efficiency of this critical inspection



stage, we initiated a project using near infrared (NIR) technology that allows for rapid identification of raw materials. An analyst can quickly determine if the compound is correctly identified and labeled. Using NIR, all samples can now be analyzed in one-tenth the time it used to take to analyze just one sample. The complex development and validation of this discrimination/fingerprinting technology was completed in 2003 and will be fully implemented in early 2004. When completed, the NIR project will not only allow us to ensure compliance, but will also allow us to make raw materials available for production use much more rapidly, thereby reducing our inventory of raw materials.



Training the next generation to deliver Perrigo quality.

In order to help ensure that Perrigo has a consistent pipeline of highly qualified applicants, our quality control department worked with the faculty from a local college to co-develop a certificate program for pharmaceutical analysts. We also provided input to the college's current associates degree curriculum in chemical technology. This joint program is designed to give students training that is required to perform chemical testing in Perrigo's quality control (QC) laboratory. To further ensure the program's success, Perrigo QC personnel teach some of the classes, assist in the design of lab experiments, provide retired equipment, and help recruit high school students into the chemistry program.

Students completing the certificate and/or associates degree will be prepared to move directly into Perrigo's QC laboratory. For Perrigo, the college program is part of a recruiting strategy to ensure consistent, highly trained candidates for QC, while making a positive contribution to the community.

Offering our customers the right products at the right time saves money for us and makes money for our customers.

At Perrigo, "customer service" means a lot more than just getting the right product to customers on time. It means helping those customers understand the marketplace and ensuring that they have the right mix of profitable products to meet changing consumer demand. In addition, accurate demand forecasting is a critical tool to efficient production planning.

Historically, we have relied on a variety of internal and external information resources to help us forecast demand and schedule production using our "minimum inventory-maximum service" (MIMS) system.

As part of our ongoing effort to integrate quality and operational efficiency into every link in the supply chain, we have recently focused on upgrading and

"We've been dialing in and tweaking our processes; we have such high volumes that small changes pay huge dividends."

Paul Coury
Project Engineering Manager

expanding our MIMS system. We now use more detailed data, including store-level point-of-sale input. We process that information using proprietary tools, and integrate it throughout our enterprise planning system to more accurately forecast customer demand. This helps our customers more accurately order, and us to more efficiently plan production. The majority of our products are now forecast using the enhanced MIMS system.

Mixing pharmaceutical quality into every product we make.

Manufacturing our liquid OTC products is a complex process. Many products involve creating suspensions in which active ingredients, such as acetaminophen or ibuprofen, are suspended in a high viscosity liquid.

To ensure that our suspension products are of unparalleled quality, and that every batch we make is exactly the same formulation, we upgraded the vessels we use to mix them. We invested more than $5 million to design, install and validate state-of-the-art mixing and holding vessels. These vessels are the largest of their kind for manufacturing suspensions. They enable us to more thoroughly mix suspensions through the use of multiple agitators, vacuum technology, and highly accurate control systems.

What's on the package is important to us too.

Once the product is manufactured, it must be packaged and labeled. And when you're in the business of labeling hundreds of products with hundreds of different customer labels, the logistics become truly staggering. That's why we have invested countless hours, and millions of dollars in training, systems, and technology to improve the security, accuracy, and efficiency of our packaging and labeling operations.





Given that we manufacture OTC pharmaceuticals, security has become more critical than ever for Perrigo, just as it has for many other companies. To ensure the integrity of product labels, they are stored in a secured "library" until they are transferred to our packaging and labeling lines.

Among the more powerful innovations we've made are vision systems that use digital imaging to verify the correct labels for product packaging. The system assures that each and every package is correctly labeled and has resulted in significant cost savings.

Innovative strategies reduce the cost of storing and shipping our products while improving customer service.

Perhaps the areas most affected by our focus on achieving operational excellence have been manufacturing planning and inventory control. In order to reduce costs, lower finished goods inventory, increase utilization and efficiency of available capacity, and enhance customer service we are investing in innovative automation technologies. By postponing the final labeling of a product until a customer order is received, we can not only reduce finished goods inventory levels, but also optimize scheduling efficiency.

This program includes highly customized warehousing technology that has enabled us to reduce the space needed to inventory products, thereby maximizing our efficiency.

As customers order products, we use a radio frequency (RF) management system combined with bar code technology. This real time inventory control system enables us to quickly and accurately locate products from inventory and transfer them to labeling lines, where final labeling and packing takes place. This program enables us to respond much more quickly to customer demand while lowering our costs by producing larger quantities of product at one time rather than smaller batches on a per-customer basis.



"Our people have implemented innovative operational concepts which dramatically improve efficiency while enhancing customer service and quality."

Greg Kurdys
Vice President - OTC Operations

Getting exactly the right product to our customers, while reducing the time and cost it takes to do so.

The final link in the supply chain is physically delivering Perrigo products to its more than 250 customers and their various locations nationwide.

Our goal has been to establish a world-class logistics system, from warehousing to transportation. To achieve that goal, we have reduced our warehouse network from six to four locations, providing us the optimal cost/service mix.

We have developed a more efficient method of shipping customer orders using sophisticated technology to not only "build" pallets, but to load trucks. This enables us to combine orders more efficiently, reducing the number of less-than-full-load trucks, which cost significantly more to ship.

Quality, value, and operational excellence: the foundation of our success.

Even as we grow through new products, new markets and perhaps even new



ventures, the foundation of Perrigo's strength – quality, value, and operational excellence – will support that growth with a solid base of commitment.

That commitment has paid off for our customers and our shareholders, and provides us with a powerful and long-term competitive advantage.

MARKET REVIEW

OTC PHARMACEUTICALS

MAJOR PRODUCT LINES	RETAIL MARKET SIZE*	COMPARABLE NATIONAL BRANDS
Cough, Cold, Allergy, Sinus	$3.2 Billion	Advil® Cold & Sinus, Afrin®, Benadryl®, Claritin®, Dimetapp®, NyQuil®, PediaCare®, Robitussin®, Sudafed®, Tavist®, Triaminic®, Tylenol®
Analgesics	$2.2 Billion	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Gastrointestinal	$1.9 Billion	Alka-Seltzer®, Citrucel®, Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, Metamucil®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Senokot®, Tagamet HB®, Tums®, Zantac® 75
Sleep Aids Hemorrhoidal Remedies Hair Restoration	$0.3 Billion	Simply Sleep®, Unisom® Preparation H® Rogaine®
Feminine Hygiene	$0.2 Billion	1-Day™, Monistat® 3, Monistat® 7
Pregnancy Test Kits	$0.2 Billion	e.p.t.®



NITETIME
COLD
Pain Relief
Original
Effervescent
Pain Relief
MIGRAINE
FORMUL
Assorted Fruit
ULTRA
72 TABLETS
TRIACTING

NET SALES
($ IN MILLIONS)



557.1
590.4
616.5
676.1
681.8
1999
2000
2001
2002
2003

NUTRITIONAL PRODUCTS

MAJOR PRODUCT LINES	RETAIL MARKET SIZE*	COMPARABLE NATIONAL BRANDS
Vitamins and Nutritional Supplements	$2.4 Billion	Centrum®, Flintstones®, One-A-Day®, Caltrate®, Osteo Bi-Flex®
Nutritional Drinks	$0.4 Billion	Ensure®

*Source: Information Resources, Inc.
Note: Sales above are in retail sales dollars. Perrigo sells to retailers in wholesale dollars.
Does not include Wal-Mart.

NET SALES

($ IN MILLIONS)



134.7
136.2
137.0
150.2
144.2
1999
2000
2001
2002
2003



OneSource
TEEN'S
ANIMAL SHAPES
OneSource
Active
KIDS

2003 ANNUAL REPORT ON
FORM 10-K

CONTENTS

Part I

Part II

Part III

Part IV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 28, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19725

Perrigo Company

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-2799573 (I.R.S. Employer Identification No.)
515 Eastern Avenue Allegan, Michigan (Address of principal executive offices)	49010 (Zip Code)

Registrant's telephone number, including area code: (269) 673-8451

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock (without par value)
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES [X] NO [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). **YES [X] NO [ ]**

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on December 27, 2002 as reported on The Nasdaq Stock Market®, was approximately $626,834,974. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 1, 2003 the registrant had outstanding 70,012,509 shares of common stock.

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for its Annual Meeting on October 28, 2003 are incorporated by reference into Part III.

PART I.

Item 1. Business of the Company. (Dollar and share amounts in thousands, except per share amounts)

General

Perrigo Company (the Company), established in 1887, is the largest manufacturer of store brand over-the-counter (OTC) pharmaceutical and nutritional products in the United States. Store brand products are sold under a retailer's own label and compete with nationally advertised brand name products. The Company attributes its leadership position in the store brand market to its commitment to product quality, customer service, retailer marketing support and its comprehensive product assortment and low cost production.

The Company's principal executive offices are located at 515 Eastern Avenue, Allegan, Michigan 49010, its telephone number is (269) 673-8451 and its fax number is (269) 673-7535. The Company's website address is www.perrigo.com, where the Company makes available free of charge the Company's reports on Forms 10-K, 10-Q and 8-K, as well as any amendments to these reports, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission.

The Company operates primarily through two wholly owned domestic subsidiaries, L. Perrigo Company and Perrigo Company of South Carolina, Inc., and three wholly owned foreign subsidiaries, Perrigo de Mexico S.A. de C.V., Quimica y Farmacia, S.A. de C.V. (Quifa) and Wrafton Laboratories Ltd. (Wrafton). As used herein, "the Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

The Company's customers are major national and regional retail drug, supermarket and mass merchandise chains such as CVS, Walgreens, Albertson's, Kroger, Safeway, Dollar General and Wal-Mart and major wholesalers such as McKesson and Supervalu.

The Company currently manufactures and markets certain products under its own brand name, Good Sense®. The Company also manufactures products under contract for marketers of national brand products.

The Company's business consists of four operating segments. Two of the operating segments, OTC pharmaceutical products and nutritional products, are aggregated into one reportable segment, store brand health care. The aggregation of these operating segments is appropriate because their operating processes, types of customers, distribution methods, regulatory environment and expected long-term performance are very similar. This reportable segment markets a broad line of products that are comparable in quality and effectiveness to national brand products. These products include analgesics, cough and cold remedies, gastrointestinal and feminine hygiene products; as well as vitamins, nutritional supplements and nutritional drinks. The cost to the retailer of a store brand product is significantly lower than that of a comparable nationally advertised brand name product. The retailer therefore can price a store brand product below the competing national brand product while still realizing a greater profit margin. Generally, the retailers' dollar profit per unit of store brand product sold is greater than the dollar profit per unit of the comparable national brand product. The consumer benefits by receiving a quality product at a price below a comparable national brand product. This reportable segment includes over 90 percent of the Company's revenues. The other two operating segments are Quifa, the Company's Mexican operating subsidiary, and Wrafton, the Company's United Kingdom operating subsidiary. Quifa manufactures primarily OTC and prescription pharmaceuticals for retail, wholesale and governmental customers. Wrafton is a supplier of store brand products to major grocery and pharmacy retailers and a contract manufacturer of OTC pharmaceuticals. Neither of these segments meets the requirements for separate disclosure. See Notes A and K of the consolidated financial statements for additional segment and geographic information. The discussion in Item 1 primarily relates to the store brand health care segment.

Significant Developments During Fiscal 2003

Quarterly Cash Dividend

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $3,484, or $0.05 per share, during fiscal 2003. On August 7, 2003, the Board of Directors declared a dividend of $0.025 per share, payable on September 23, 2003, for shareholders of record on August 29, 2003. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant. While the Company's credit agreement does not prohibit the Company from paying dividends, the future payment of dividends could be restricted by financial maintenance covenants contained in the credit agreement.

Share Repurchase

In fiscal 2003, the Company continued its common stock repurchase program. Purchases are made on the open market, subject to market conditions, and are funded by cash from operations. For fiscal 2003, the Company purchased 3,296 shares of common stock for $33,682. The Company purchased 2,533 shares for $31,923 during fiscal 2002 and 137 shares for $1,089 during fiscal 2001. Since November 2000, the Board of Directors has approved a total expenditure of $80,000, and the Company currently has a remaining balance of $13,306 available to purchase additional shares. The common stock repurchased was retired upon purchase for all years.

New Product Introduction

In June 2003, the Company began shipping over-the-counter loratadine and pseudoephedrine sulfate 10mg/240mg tablets, which are comparable to the national brand Claritin-D® 24 Hour Extended Release tablets, a once daily decongestant and antihistamine used to relieve symptoms of seasonal allergies. The product is being supplied to the Company through an agreement with a third-party that has been granted 180-day market exclusivity.

Growth Strategy – Generic Prescription Drugs

The Company will build on its consumer pharmaceutical foundation as a focus for future growth. In fiscal 2004, the Company will invest $5,000 to $7,000, primarily in increased research and development costs, for the development of generic prescription drug products. The Company believes entry into the market for generic prescription drugs will complement its strong position in the OTC pharmaceutical market and provide opportunities for growth.

Product Liability Insurance

The Company's operating cash flow was impacted by rising insurance costs in fiscal 2003. The cost to obtain all types of insurance continues to climb throughout the nation due to circumstances beyond the Company's control. In fiscal 2003, the Company's insurance costs increased approximately $6,000 and are expected to increase approximately $2,500 in fiscal 2004.

Discontinued Supplier

A supplier of tablet/caplet gelatin coating processing discontinued selling its services to the Company as of March 31, 2003. The products impacted by this process account for annualized net sales of approximately $36,000. The Company has been working to arrange alternative sources of this coating, including development of in-house tablet encapsulation, to service customer requirements. Because of the difficulty of putting alternative plans in place, the Company estimates that up to one-half of this sales volume could be lost in fiscal 2004.

Expensing of Stock Option Compensation

The Company has two stock option compensation plans for employees and directors. Prior to the second quarter of fiscal 2003, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based compensation cost was reflected in results reported prior to the second quarter of fiscal 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Beginning in the second quarter of fiscal 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", for stock-based compensation. All prior periods presented have been adjusted to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS 123, as amended by SFAS 148, been applied to all awards granted after July 1, 1995. Compensation costs are included in selling and administration operating expenses.

Settlements of Antitrust Lawsuit

The Company entered into settlement agreements with all defendants of a civil antitrust lawsuit. The lawsuit, which was filed in August 1999, was against a group of vitamin raw material suppliers and alleged the defendants conspired to fix the prices of vitamin raw materials sold to the Company. The Company received settlement payments of $3,128, $27,891 and $995, net of attorney fees and expenses, in fiscal 2003, 2002 and 2001, respectively. The Company will receive no additional income related to this lawsuit.

Update of 2002 Restructuring

In the fourth quarter of fiscal 2002, the Company approved a restructuring plan related to Quifa. The implementation of the plan began in June 2002 and is expected to be completed in its entirety by December 2003. The Company discontinued certain customers and products because of inadequate profitability and misalignment with strategic goals. Equipment related to the discontinued customers and products was written down to its fair market value, resulting in an impairment charge of $2,590 in fiscal 2002. As of June 28, 2003, the Company had terminated 199 of the expected 228 employees, performing certain production and administrative tasks, as a result of the restructuring plan. In fiscal 2002, the Company recorded employee termination benefits of $2,000 and other restructuring costs of $500. The charges for asset impairment and employee termination benefits are included in the restructuring line in the consolidated statement of income for fiscal 2002. No additional charges related to this restructuring plan were recorded in fiscal 2003. During fiscal 2003, $2,270 was paid primarily related to severance costs.

Business Strategy

The Company attributes its sustained leadership position in the store brand market to its implementation of several focused business strategies that reflect the Company's commitment to its customers and employees. The strategy is outlined below.

Product Quality and Product Assortment

The Company is committed to consistently providing a high quality product to the customer. Substantially all products are developed using ingredients and formulas comparable to those of national brand products. Packaging is designed to make the product visually appealing to the consumer. The Company offers a comprehensive product assortment in order to fill customers' needs while minimizing their product sourcing costs. High quality standards are maintained throughout all phases of production, testing, warehousing and distribution by adhering to "Current Good Manufacturing Practices" (cGMP) promulgated by the Food and Drug Administration (FDA).

The Company is dedicated to being the first manufacturer to develop and market key new store brand products. As a result, the Company has a research and development staff that management believes is one of the most experienced in the industry at developing products comparable to national brand products. This staff also responds to changes in existing national brand products by reformulating existing Company products. In the OTC pharmaceutical market, certain new products are the result of changes in product status from "prescription only" (Rx) to OTC (non-prescription). These "Rx switch" products require approval by the FDA through either its Abbreviated New Drug Application (ANDA) process or its New Drug Application (NDA) process. To accelerate the approval process, the Company relies on both internal development and strategic product development agreements with outside sources.

Customer Service and Marketing Support

The Company seeks to establish customer loyalty by providing superior customer service and marketing support. This includes providing (1) a comprehensive assortment of high quality, value priced products, (2) timely processing, shipment and delivery of orders, (3) assistance in managing customer inventories and (4) support in managing and building the customer's store brand business.

The Company provides marketing support that is directed at developing customized marketing programs for the customers' store brand products. The primary objective of this store brand management approach is to enable customers to increase sales of their own brand name products by communicating store brand quality and value to the consumer. The Company's marketing personnel assist in the development and introduction of new store brand products and promotion of customers' ongoing store brand products by performing consumer research, providing market information and establishing individualized promotions and marketing programs.

Low Cost Supplier

The Company continually strives to improve its manufacturing capabilities and technology to provide the manufacturing flexibility necessary to meet its customers' changing needs and to achieve a low cost supplier position. Education of the work force and a team approach provide employees with the skills to generate and implement programs designed to increase the Company's productivity and efficiency, improve quality and better serve customers. Continuous improvement programs are utilized to improve efficiency by eliminating waste from all phases of Company operations.

The Company strives to develop partnerships with its suppliers to ensure reliable and competitively priced raw materials and packaging supplies. Initiatives to control supply costs include volume purchases, global sourcing, inventory and supply management, and quality and delivery measurements.

Products

The Company currently markets approximately 1,200 store brand products to approximately 300 customers. The Company includes as separate products multiple sizes, flavors and product forms of certain products. The Company has a leading market share in certain of its products in the store brand market.

Net sales related to new products were approximately $45,000 for fiscal 2003, $35,000 for fiscal 2002 and $41,000 for fiscal 2001. A product is considered new if it was added to the Company's product lines in the two most recent fiscal years that net sales are recorded.

The following table illustrates net sales for the Company's two product lines from fiscal 1999 through fiscal 2003. Excluded from this table is the Company's personal care business, which was sold in August 1999.

	Net Sales by Product Line Fiscal Year				
	2003	2002	2001	2000	1999
OTC Pharmaceuticals	$681,761	$676,084	$616,537	$590,429	$557,059
Nutritional	144,226	150,238	136,951	136,155	134,678
	$825,987	$826,322	$753,488	$726,584	$691,737

Listed below are the product categories under which the Company markets products for store brand labels, the annual market size for food, drug and mass merchandise retailers in the United States, excluding Wal-Mart, according to Information Resources Inc., and the names of certain national brands against which the Company's products compete.

Product Categories	Retail Market Size (Billions)	Comparable National Brands
Cough/Cold/Allergy/Sinus	$3.2	Advil® Cold & Sinus, Afrin®, Benadryl®, Claritin®, Dimetapp®, NyQuil®, PediaCare®, Robitussin®, Sudafed®, Tavist®, Triaminic®, Tylenol®
Analgesics	$2.2	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Gastrointestinal	$1.9	Alka-Seltzer®, Citrucel®, Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, Metamucil®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Senokot®, Tagamet HB®, Tums®, Zantac® 75
Sleeping Aids/Hemorrhoidal Remedies/Hair Restoration	$0.3	Simply Sleep®, Unisom®/Preparation H®/Rogaine®
Feminine Hygiene	$0.2	1-Day™, Monistat® 3, Monistat® 7

Pregnancy Tests Kits	$0.2	e.p.t.®
Vitamins/Nutritional Supplements	$2.4	Centrum®, Flintstones®, One-A-Day®/Caltrate®, Osteo Bi-Flex®
Nutritional Drinks	$0.4	Ensure®

Research and Development

Research and development is a key component of the Company's business strategy. The Company focuses on developing store brand products comparable in formulation, quality and effectiveness to existing national brand products. As part of the product development process, the Company considers the possibility of any potential patent infringement and develops alternative formulations so as not to infringe any patent.

The Company has FDA approval to manufacture and distribute products such as children's ibuprofen oral suspension and drops, loperamide hydrochloride and tioconazole ointment, which are products comparable to the national brands Children's Motrin®, Imodium A-D® and 1-Day™, respectively.

The Company has the rights to distribute, through use of strategic alliance agreements, products such as ibuprofen & pseudoephedrine tablets, acid reducer tablets and loratadine and pseudoephedrine sulfate extended release tablets, products that are comparable to the national brands Advil® Cold & Sinus, Pepcid® AC and Claritin® D-24, respectively.

The Company estimates that products for which marketing exclusivity is expiring through the year 2007 represent a substantial potential market. The Company actively pursues all avenues to offer store brand products comparable to certain of these products; however, there can be no assurance that it will be successful in obtaining the right to distribute additional products in the future.

The Company spent $23,315, $25,689 and $23,434 for research and development during fiscal 2003, 2002 and 2001, respectively. The Company anticipates that research and development expenditures will be higher than the fiscal 2003 level in the foreseeable future.

Sales and Marketing

The Company employs its own sales force to service larger customers and uses industry brokers for some smaller retailers. Field sales employees, with support from marketing and customer service, are assigned to specific customers in order to understand and work most effectively with the customer. They assist in developing in-store marketing programs (described below) and optimizing communication of customers' needs to the rest of the Company. Industry brokers provide a distribution channel for some products, primarily those marketed under the Good Sense® label.

Wal-Mart accounted for 27 percent of net sales for fiscal 2003 and 25 percent for both fiscal 2002 and 2001. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business would have a material adverse impact on the Company's operating results and financial position. Such a change is not anticipated in the foreseeable future. No other customer individually accounted for more than 10 percent of net sales.

In contrast to national brand manufacturers who incur considerable advertising and marketing expenditures that are directly targeted to the end consumer, the Company's primary marketing efforts are channeled through its customers, the retailers and wholesalers, and reach the consumer through in-store marketing programs. These programs are intended to increase visibility of store brand products and to invite comparisons to national brand products in order to communicate store brand value to the consumer. Merchandising vehicles such as floor displays, bonus sizes, coupons, rebates, store signs and promotional packs are incorporated into customers' programs. Because the retailer profit margin for store brand products is generally higher than for national brand products, retailers and wholesalers often commit funds for additional promotions. The Company's marketing efforts are also directed at new product introductions and conversions and providing market research data. Market analysis and research is used to monitor trends for products and categories and develop category management recommendations.

Manufacturing and Distribution

The Company's twelve manufacturing facilities occupied approximately 1.8 million square feet at June 28, 2003 and are located in the United States, Mexico and the United Kingdom. The Company supplements its production capabilities with the purchase of product from outside sources and will continue to do so in the future. During fiscal 2003, the OTC pharmaceutical facilities and the nutritional facility generally operated at approximately 65 percent of capacity. The Company may elect to utilize available capacity by contract manufacturing for national brand companies.

The Company's manufacturing operations are designed to allow low cost production of a wide variety of products of different quantities, sizes and packaging while maintaining a high level of customer service and quality. Flexible production line changeover capabilities and fast cycle times allow the Company to respond quickly to changes in manufacturing schedules.

The Company has four regional logistics facilities across the United States, a logistics facility in Mexico and a logistics facility in the United Kingdom that occupied an aggregate of approximately 832 thousand square feet at June 28, 2003. Both contract freight and common carriers are used to deliver products.

Competition

The market for store brand OTC pharmaceutical and nutritional products is highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. The Company believes it competes favorably in all of these areas.

The Company is the largest manufacturer of store brand OTC pharmaceutical products in the United States. The Company's direct competition in store brand products consists primarily of independent, privately owned companies and is highly fragmented in terms of both geographic market coverage and product categories. Additionally, competition is growing from generic prescription drug manufacturers in the Rx to OTC switch products market. The Company competes in the nutritional area with a number of public and private companies, some of which have broader product lines and larger sales volumes.

The Company's products also compete with nationally advertised brand name products. Most of the national brand companies have resources substantially greater than those of the Company. National brand companies could in the future seek to compete more directly in the store brand market by manufacturing store brand products or by lowering prices of national brand products. The Company believes that the manufacturing methods and business approach used by national brand companies are not easily adapted to the requirements of the store brand market. These requirements include the ability to produce many different package designs and product sizes. In addition, the marketing focus of national brand companies is directed towards the consumer rather than toward the retailer.

Materials Sourcing

Raw materials and packaging supplies are generally available from multiple suppliers. Certain components and finished goods are purchased rather than manufactured because of temporary production limitations, FDA restrictions or economic and other factors. In the past, supplies of certain raw materials, bulk tablets and components have become limited, or were available from one or only a few suppliers. Historically, the Company has been able to react to situations that require alternate sourcing. Should alternate sourcing be required, the nature of the FDA restrictions placed on products approved through the ANDA process could substantially lengthen the approval process for an alternate source and adversely affect financial results. The Company has good, cooperative working relationships with substantially all of its suppliers and has historically been able to capitalize on economies of scale in the purchase of materials and supplies due to its volume of purchases.

A supplier of tablet/caplet gelatin coating processing discontinued selling its services to the Company as of March 31, 2003. The products impacted by this process account for annualized net sales of approximately $36,000. The Company has been working to arrange alternative sources of this coating, including development of in-house tablet encapsulation to service customer requirements. Because of the difficulty of putting alternative plans in place, the Company estimates that up to one-half of this sales volume could be lost in fiscal 2004.

Trademarks and Patents

The Company owns certain trademarks and patents; however, its business as a whole is not materially dependent upon its ownership of any one trademark or patent, or group of trademarks or patents.

Seasonality

The Company's sales are subject to seasonality, primarily with regard to the timing of the cough/cold/flu season, which generally runs from September through March. In addition, historically, the Company's sales of cough/cold/flu products have varied from year to year based in large part on the severity and length of the cough/cold/flu season. While the Company believes that the severity and length of the cough/cold/flu season will continue to impact its sales of cough/cold/flu products, there can be no assurance that the Company's future sales of those products will necessarily follow historical patterns.

Product Liability

Over the last ten years the aggregate amount paid in settlement of liability claims has not been material, and the Company is unaware of any suits that would exceed its insurance limits. The Company believes that, currently, its product liability coverage is adequate to cover anticipated lawsuits.

In November 2001, at the request of the FDA, the Company voluntarily withdrew from the market its products containing Phenylpropanolamine (PPA), an ingredient formerly used in the manufacture of certain OTC cough/cold and diet products. Numerous individual PPA-related lawsuits have been filed alleging that the plaintiffs suffered injury, generally some type of stroke, from ingesting the Company's PPA-containing products. At this time, the outcome of these suits is not determinable. See "Item 3. Legal Proceedings" and "Additional Item. Cautionary Note Regarding Forward-Looking Statements–Exposure to Product Liability Claims."

Environmental

The Company is subject to various federal, state and local environmental laws and regulations. The Company believes that the costs for complying with such laws and regulations will not be material to the business of the Company. The Company does not have any material remediation liabilities outstanding.

Government Regulation

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising and sale of the Company's products are subject to regulation by one or more United States agencies, including the FDA, the Federal Trade Commission (FTC), the Drug Enforcement Administration (DEA) and the Consumer Product Safety Commission (CPSC), as well as by foreign agencies. Various agencies of the states and localities in which the Company's products are sold also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines designated by voluntary standard setting organizations, such as the United States Pharmacopoeia Convention, Inc. (USP) and NSF International (NSF). The Company believes that its policies, operations and products comply in all material respects with existing regulations.

Food and Drug Administration

The FDA exercises authority over three aspects of the Company's business: (1) the operation of its manufacturing, testing, labeling, packaging and distributing facilities, (2) the marketing of ANDA, NDA and monograph OTC pharmaceutical drug products and (3) the marketing of dietary supplements.

OTC Pharmaceuticals. The majority of the Company's OTC pharmaceuticals are regulated under the OTC Monograph System and are subject to certain FDA regulations. Under the OTC Monograph System, selected OTC drugs are generally recognized as safe and effective and do not require the submission and approval of an NDA or ANDA prior to marketing. The FDA OTC monograph system includes well-known ingredients and specifies requirements for permitted indications, required warnings and precautions, allowable combinations of ingredients and dosage levels. Drug products marketed under the OTC Monograph System must conform to specific quality and labeling requirements; however, these products generally may be developed under fewer restrictive conditions than those products that require the filing of an NDA or ANDA. It is, in general, less costly to develop and bring to market a product produced under the OTC Monograph System. From time to time, adequate information may become available to the FDA regarding certain drug products that will allow the reclassification of those products as generally recognized as safe and effective and not misbranded and, therefore, no longer requiring the approval of an NDA or ANDA prior to marketing. For this reason, there may be increased competition and lower profitability related to a particular product should it be reclassified to the OTC Monograph System. In addition, regulations may change from time to time, requiring formulation, packaging or labeling changes for certain products.

The Company also markets products that have switched from prescription to OTC status. These Rx to OTC switch products require approval by the FDA through its NDA or ANDA process before they can be commercialized. Based on current FDA regulations, all chemistry, manufacturing and control issues, bioequivalency and labeling related to these products are defined by the information included in the NDA or ANDA. The ANDA process generally reduces the time and expense related to FDA approval compared to the NDA process. For approval, the Company must demonstrate that the product is essentially the same as a product that has previously been approved by the FDA and is on the market and that the Company's manufacturing process and other requirements meet FDA standards. This approval process may require that bioequivalence and/or efficacy studies be performed using a small number of subjects in a controlled clinical environment. Approval time is generally eighteen months to four years from the date of submission of the application. Changes to a product with an ANDA are governed by specific FDA regulations and guidelines that define when proposed changes, if approved by the FDA, can be implemented.

The Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments to the Federal Food, Drugs and Cosmetic Act) can grant a three-year period of marketing exclusivity to a company that obtains FDA approval of an Rx to OTC switch product. Unless the Company establishes relationships with the companies having exclusive marketing rights, the Company's ability to market Rx to OTC switch products and offer its customers products comparable to the national brand products would be delayed until the expiration of the three-year exclusivity granted to the company initiating the switch. There can be no assurance that, in the event that the Company applies for FDA approvals, the Company will obtain the approvals to market Rx to OTC switch products or, alternatively, that the Company will be able to obtain these products from other manufacturers.

Under the FDA Modernization Act of 1997, the FDA changed its policy regarding market exclusivity. In general, this legislation and the FDA policy change may grant an additional six months (which, under certain circumstances, may be extended to one year) of exclusivity if the innovator conducted pediatric studies on the product. This policy will, in certain instances, defer sales by the Company of certain products.

If the Company is first to file its ANDA and meets certain requirements, the FDA may grant a 180-day exclusivity for that product. During the ANDA approval process, patent certification is required and may result in legal action by the product innovator. The legal action would not result in material damages but could result in the Company being prevented from introducing the product if it is not successful in the legal action. The Company would, however, incur the cost of defending the legal action, and that action could have the effect of triggering a statutorily mandated delay in the FDA approval of the drug application for a period of up to 30 months. If there is an initial court decision in a patent litigation case related to the drug product that is favorable to the Company, the exclusivity period may commence on the date of the decision even though the decision may be appealed and the final decision on appeal is not entered until sometime later. The Company may, however, decide not to assume the risk of marketing an approved product prior to the final decision on appeal of the favorable opinion of a lower court.

In certain instances, the FDA may determine that approval of a drug application involved in patent litigation can only be granted after the final appeal has been decided. In these instances, the Company could be further delayed if the 30-month time period has not expired.

If the Company is not first to file its ANDA, the FDA may grant 180-day exclusivity to another company, thereby effectively delaying the launch of the Company's product. In addition, if exclusivity is granted to the Company, there can be no assurance that the beginning of the exclusivity period will coincide with the ability of the Company to market the product, as current FDA regulations may allow the triggering of the exclusivity period by events that are outside of the Company's control.

The Company is also subject to the requirements of the Comprehensive Methamphetamine Control Act of 1996, a law designed to allow the DEA to monitor transactions involving chemicals that may be used illegally in the production of methamphetamine. The Comprehensive Methamphetamine Control Act of 1996 establishes certain registration and recordkeeping requirements for manufacturers of OTC cold, allergy, asthma and diet medicines that contain ephedrine, pseudoephedrine or PPA. While certain of the Company's OTC pharmaceutical products contain pseudoephedrine, the Company's products contain neither ephedrine, a chemical compound that is distinct from pseudoephedrine, nor PPA. Pseudoephedrine is a common ingredient in decongestant products manufactured by the Company and other pharmaceutical companies. The Company believes that its products are in compliance with all applicable DEA requirements.

Dietary Supplements. The Dietary Supplement Health and Education Act of 1994 (DSHEA) was enacted on October 25, 1994 and amended the Federal Food, Drugs and Cosmetic Act to (1) define dietary supplements, (2) expand the number of new dietary supplement ingredients, (3) permit "structure/function" statements for all vitamin, mineral and natural products, including herbal products and other nutritional supplements and (4) permit the use of certain published literature in the sale of vitamin products. Dietary supplements are regulated as food products and the FDA is prohibited from regulating the dietary ingredients in supplements as food additives, or the supplements as drugs, unless the FDA interprets the claims made for these products as drug claims.

DSHEA provides for specific nutritional labeling requirements for dietary supplements. The latest FDA labeling regulations were effective March 23, 1999. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling. The FDA has proposed regulations for cGMP requirements for dietary supplements. Although the Company cannot predict the specific content of the final cGMPs or the timing of issuance, it believes the changes will have minimal impact on its business.

On January 6, 2000, the FDA published a Final Rule regarding statements made in dietary supplement labeling. These statements cannot state expressly or implicitly that a dietary supplement has any effect on a disease. This Final Rule clarifies the FDA's definition of a disease. In addition, the Final Rule provides certain statements from several OTC drug monographs for use on dietary supplements (e.g., relief of occasional sleeplessness) giving the industry more latitude in marketing dietary supplements and providing information to consumers about the use of dietary supplements.

The Company cannot determine what effect the FDA's future regulations will have on its business. Future regulations could, among other things, require expanded documentation of the properties of certain products or scientific substantiation regarding ingredients, product claims or safety. In addition, the Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

Manufacturing and Packaging. All facilities where dietary supplements and pharmaceuticals are manufactured, tested, packed, warehoused or distributed must comply with the FDA standards applicable to the type of product. All of the Company's products are manufactured, tested, packaged, stored and distributed according to the appropriate cGMP regulations. The FDA performs periodic audits to ensure that the Company's facilities remain in compliance with all appropriate regulations. The failure of a facility to be in compliance may lead to a breach of representations made to private label customers or to regulatory action against the products made in that facility, including seizure, injunction or recall.

Consumer Product Safety Commission

The CPSC has authority, under the Poison Prevention Packaging Act, to designate those products, including vitamin products and OTC pharmaceuticals that require child resistant closures to help reduce the incidence of accidental poisonings. The CPSC has adopted regulations requiring numerous OTC pharmaceuticals and iron-containing dietary supplements to have these closures and has adopted rules regarding the testing of these closures by both children and adults. The Company, working with its packaging suppliers, believes that it is in compliance with all CPSC requirements.

Federal Trade Commission

The FTC exercises primary jurisdiction over the advertising and other promotional practices of marketers of dietary supplements and OTC pharmaceuticals and works with the FDA regarding these practices. The FTC considers whether the product's claims are substantial, truthful and fair.

State Regulation

All states regulate foods and drugs under laws that parallel federal statutes. The Company is also subject to California Proposition 65 and other state consumer health and safety regulations that could have a potential impact on the Company's business if any of the Company's products are ever found not to be in compliance. The Company is not engaged in any material state governmental enforcement or other regulatory actions and is not aware of any products that are not in material compliance with California Proposition 65 and other similar state regulations.

United States Pharmacopoeia Convention

The USP is a non-governmental, voluntary standard-setting organization. Its drug monographs and standards are incorporated by reference into the Federal Food, Drugs, and Cosmetic Act as the standards that must be met for the listed drugs, unless compliance with those standards is specifically disclaimed. USP standards exist for most OTC pharmaceuticals. The FDA would typically require USP compliance as part of cGMP compliance.

The USP has adopted standards for vitamin and mineral dietary supplements that are codified in the USP Monographs and the USP Manufacturing Practices. These standards cover composition (nutrient ingredient potency and combinations), disintegration, dissolution, manufacturing practices and testing requirements. While USP standards for vitamin and mineral dietary supplements are voluntary, and not incorporated into federal law, customers of the Company may demand that products supplied to them meet these standards. Label claims of compliance with the USP may expose a company to FDA scrutiny for those claims. In addition, the FDA may in the future require compliance, or such a requirement may be included in new dietary supplement legislation. All of the Company's vitamin and/or mineral products (excluding certain nutritional supplements products for which no USP standards have been adopted) are formulated to comply with existing USP standards and are so labeled.

NSF International

NSF is an independent, not-for-profit, non-governmental organization providing risk management services in public health and safety. Its services include standards development, product certification, safety audits, management systems registration and education programs. NSF is accredited by the American National Standards Institute (ANSI), the Occupational Safety and Health Administration (OSHA) and the Standard Council of Canada (SCC). These accreditations attest to the competency of services provided by NSF and compliance with established national and international standards for third-party certification.

The NSF Good Manufacturing Practices Dietary Supplement Program enables manufacturers to become independently registered by NSF as conforming to guidelines that provide a system of processes, procedures and documentation to assure the product produced has the strength, composition, quality and purity represented on the product label. The Company's nutritional facility has earned NSF registration.

Foreign Regulation

The Company manufactures, packages and distributes Rx pharmaceuticals, OTC pharmaceuticals and nutritional products in Mexico. The manufacturing, processing, formulation, packaging, labeling, testing, advertising and sale of these products are subject to regulation by one or more Mexican agencies, including the Health Ministry, the Commercial and Industrial Secretariat, the Federal Work's Secretariat, the Environmental Natural Resources and Fishing Secretariat, the Federal Environmental Protection Ministry and the Treasury and Public Credit Secretariat and its Customs Government department.

The Company manufactures, packages and distributes OTC pharmaceuticals in the United Kingdom and provides contract manufacturing and packaging services for major pharmaceutical and healthcare companies in the United Kingdom. The manufacturing, processing, formulation, packaging, testing, labeling, advertising and sale of these products are subject to regulation by one or more United Kingdom agencies, including the Medicines and Healthcare Products Regulatory Agency, the Department of Health, the Department of the Environment, Her Majesty's Customs and Excise, the Department of Trade and Industry, the Health and Safety Executive and the Department of Transport.

The Company exports OTC pharmaceuticals and nutritional products to foreign countries including Canada, Israel and Mexico . Government regulations for exporting these products are covered by the United States FDA, and where appropriate DEA law, as well as each individual country's requirement for importation of such products. Each country requires approval of these products through a registration process by that country's regulatory agencies. These registrations govern the process, formula, packaging, testing, labeling, advertising and sale of the Company's products and regulate what is required and what may be represented to the public on labeling and promotional material. Approval for the sale of the Company's products by foreign regulatory agencies may be subject to delays.

Employees

As of June 28, 2003, the Company had 2,825 full-time and temporary employees in the United States. The Company has not been a party to a collective bargaining agreement in the United States. The Company had 616 employees in Mexico, of whom 394 are covered by a collective bargaining agreement. The Company had 542 employees in the United Kingdom, none of whom are covered by a collective bargaining agreement. Management considers its relations with its employees to be good.

Item 2. Properties.

As of June 28, 2003, the Company owned or leased the following primary facilities:

Location	Type of Facility	Approximate Square Feet	Leased Or Owned
Allegan, Michigan	Manufacturing (4 locations)	1,050,000	Owned
Allegan, Michigan	Manufacturing	55,000	Leased
Greenville, South Carolina	Manufacturing	169,600	Owned
Greenville, South Carolina	Manufacturing	72,600	Leased
Holland, Michigan	Manufacturing	120,000	Owned
Ramos Arizpe, Mexico	Manufacturing (2 locations)	97,300	Owned
Montague, Michigan	Manufacturing	84,000	Owned
Braunton, United Kingdom	Manufacturing	117,000	Owned
Allegan, Michigan	Logistics	517,000	Owned
Cranbury, New Jersey	Logistics	60,500	Leased
Rancho Cucamonga, California	Logistics	69,300	Leased
Greenville, South Carolina	Logistics	90,800	Leased
Ramos Arizpe, Mexico	Logistics	17,100	Leased
Braunton, United Kingdom	Logistics	77,000	Owned
Allegan, Michigan	Offices	246,000	Owned
Allegan, Michigan	Offices, Company Store	50,000	Leased
Guadalajara, Mexico	Offices	200	Leased
Mexico City, Mexico	Offices	4,400	Leased
Monterrey, Mexico	Offices	9,700	Leased
Ramos Arizpe, Mexico	Offices (2 locations)	11,000	Owned
Braunton, United Kingdom	Offices	36,000	Owned

Item 3. Legal Proceedings. (Dollar amounts in thousands)

The Company is not a party to any litigation, other than routine litigation incidental to its business except for the litigation described below. The Company believes that none of the routine litigation, individually or in the aggregate, will be material to the business of the Company.

In August 1999, the Company filed a civil antitrust lawsuit in the U.S. District Court for the Western District of Michigan against a group of vitamin raw material suppliers alleging the defendants conspired to fix the prices of vitamin raw materials sold to the Company. The relief sought included money damages and a permanent injunction enjoining defendants from future violation of antitrust laws. The Company has entered into settlement agreements with all of the defendants. The Company received settlement payments of $3,128, $27,891 and $995 in fiscal 2003, 2002 and 2001, respectively. The payments were net of attorney fees and expenses that were withheld prior to the disbursement of the funds to the Company. The Company will receive no additional income related to this lawsuit.

The Company is currently defending numerous individual lawsuits pending in various state and federal courts involving PPA, an ingredient formerly used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in November 2000 at the request of the FDA. These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to the vote of security holders during the fourth quarter of fiscal 2003.

Additional Item. Executive Officers of the Registrant.

The executive officers of the Company and their ages and positions as of August 11, 2003 were:

Name	Age	Position
F. Folsom Bell	61	Executive Vice President, Business Development
David T. Gibbons	59	Chairman of the Board, President and Chief Executive Officer
John T. Hendrickson	40	Executive Vice President and General Manager, Perrigo Consumer Healthcare
Mark P. Olesnavage	50	Executive Vice President and General Manager, Perrigo Pharmaceuticals
Douglas R. Schrank	55	Executive Vice President and Chief Financial Officer

Mr. Bell was named Executive Vice President, Business Development, in September 2000. From January 2000 until that time, Mr. Bell acted as a consultant to the Company. Mr. Bell was a member of the Board of Directors from January 1981 through February 1986, when he voluntarily resigned. Mr. Bell was re-elected in June 1988 and voluntarily resigned in January 2003. He was the Chairman, President and Chief Executive Officer of Thermo-Serv, Inc. from July 1989 to September 1999.

Mr. Gibbons was elected Chairman of the Board in August 2003. He was elected President and Chief Executive Officer in May 2000 and a director of the Company in June 2000. Previously, Mr. Gibbons served as President of Rubbermaid Europe from 1997 to 1999 and President of Rubbermaid Home Products from 1995 to 1997. Prior to joining Rubbermaid, he served in various management, sales and marketing capacities with 3M Company from 1968 to 1995.

Mr. Hendrickson was named Executive Vice President and General Manager, Perrigo Consumer Healthcare in August 2003. He served as Executive Vice President of Operations from October 1999 to August 2003, Vice President of Operations from October 1997 to October 1999 and Vice President of Customer Service from October 1996 to October 1997. Previously, he had been Director of Engineering of the Company since 1993 and served in various positions in process engineering from 1989 to 1992. Prior to 1989, Mr. Hendrickson was in research management for five years at Procter & Gamble Company.

Mr. Olesnavage was named Executive Vice President and General Manager, Perrigo Pharmaceuticals in August 2003. He served as Executive Vice President Sales, Marketing and Scientific Affairs from August 2000 to August 2003 and President of Customer Business Development from June 1995 to August 2000. He served as President of the OTC pharmaceutical operations from February 1994 to June 1995. He served as Vice President of Pharmaceutical

Business Development from July 1992 to January 1993 and Vice President-Marketing from June 1987 to July 1992. Previously he had been Director of Marketing of the Company since 1981. He is a member of the Board of Directors of the Generic Pharmaceutical Industry Association and also is a member of the Board of Directors of the Consumer Healthcare Products Association.

Mr. Schrank was named Executive Vice President and Chief Financial Officer in January 2000. Mr. Schrank was President of M. A. Hanna Company's Hanna Color subsidiary from 1998 to 1999, Senior Vice President of the Plastics Division from 1995 to 1998 and Vice President and Chief Financial Officer from 1993 to 1995. From 1977 to 1993, Mr. Schrank served in senior-level financial, administrative and sales positions at Sealy Corporation, Eyelab, Inc. and The Pillsbury Company.

PART II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's common stock was first quoted and began trading on The Nasdaq Stock Market® on December 17, 1991 under the symbol PRGO.

Set forth below are the high and low prices for the Company's common stock as reported on The Nasdaq Stock Market® for the last eight quarters:

Fiscal 2003:	High	Low
First Quarter	$13.02	$9.25
Second Quarter	$13.50	$10.32
Third Quarter	$13.31	$10.53
Fourth Quarter	$16.49	$11.67

Fiscal 2002:	High	Low
First Quarter	$18.30	$13.27
Second Quarter	$16.08	$11.55
Third Quarter	$13.25	$10.56
Fourth Quarter	$14.82	$11.06

The number of record holders of the Company's common stock as of August 1, 2003 was 1,549.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $3,484, or $0.05 per share, during fiscal 2003. On August 7, 2003, the Board of Directors declared a dividend of $0.025 per share, payable on September 23, 2003, for shareholders of record on August 29, 2003. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant. While the Company's credit agreement does not prohibit the Company from paying dividends, the future payment of dividends could be restricted by financial maintenance covenants contained in the credit agreement.

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements included in Item 8 of this report. The consolidated statement of income data set forth below with respect to the fiscal years ended June 28, 2003, June 29, 2002 and June 30, 2001 and the consolidated balance sheet data at June 28, 2003 and June 29, 2002 are derived from, and are qualified by reference to, the audited consolidated financial statements included in Item 8 of this report and should be read in conjunction with those financial statements and notes thereto. The consolidated statement of income data for the Company set forth below with respect to the fiscal years ended July 1, 2000 and July 3, 1999 and the consolidated balance sheet data for the Company at June 30, 2001, July 1, 2000 and July 3, 1999 are derived from audited consolidated financial statements of the Company not included in this report. The statement of income data reflects one month of personal care operations for fiscal 2000 and an entire year of operations for fiscal 1999. All periods presented have been adjusted for the expensing of stock options. Certain amounts have been reclassified to conform to the current year presentation. All amounts are in thousands, except per share amounts.

	Fiscal Year				
	2003[1]	2002[2]	2001[2]	2000[3]	1999[4]
Statement of Income Data					
Net sales	$825,987	$826,322	$753,488	$744,284	$897,515
Cost of sales	596,076	608,622	563,194	591,846	719,134
PPA product discontinuation	-	-	17,600	-	-
Gross profit	229,911	217,700	172,694	152,438	178,381
Operating expenses					
Distribution	15,563	16,327	15,148	16,002	26,937
Research and development	23,315	25,689	23,434	22,114	20,667
Selling and administration	108,983	103,982	96,467	84,246	114,408
Subtotal	147,861	145,998	135,049	122,362	162,012
Restructuring	-	7,136	2,175	1,048	6,160
Goodwill impairment	-	11,524	-	-	-
Unusual litigation	(3,128)	(27,891)	(995)	(4,154)	(3,952)
Total	144,733	136,767	136,229	119,256	164,220
Operating income	85,178	80,933	36,465	33,182	14,161
Interest and other, net	(1,080)	(1,355)	(3,748)	4,994	14,018
Income before income taxes	86,258	82,288	40,213	28,188	143
Income tax expense	32,210	37,498	15,799	11,363	1,794
Net income (loss)	$ 54,048	$ 44,790	$ 24,414	$ 16,825	$ (1,651)
Earnings (loss) per share					
Basic	$0.77	$0.61	$0.33	$0.23	$(0.02)
Diluted	$0.76	$0.60	$0.33	$0.23	$(0.02)
Weighted average shares outstanding					
Basic	69,746	73,164	73,646	73,370	73,707
Diluted	71,158	74,606	74,087	73,536	73,707
Dividends declared per share	$0.05	-	-	-	-

	June 28, 2003	June 29, 2002[5]	June 30, 2001[5]	July 1, 2000[5]	July 3, 1999[5]
Balance Sheet Data					
Cash	$ 93,827	$ 76,824	$ 11,016	$ 7,055	$ 1,695
Working capital, excluding cash	118,828	109,993	133,135	147,399	232,064
Property, plant and equipment, net	218,778	211,044	212,087	193,580	199,662
Goodwill	35,919	35,919	47,195	18,199	19,334
Total assets	643,970	601,375	582,536	493,838	605,847
Long-term debt[6]	-	-	-	-	135,326
Shareholders' equity	448,424	418,162	387,367	353,468	333,863

(1) See Item 7 for a discussion of results of operations.
(2) As adjusted, see Note F. See Item 7 for a discussion of results of operations.
(3) As adjusted, see Note F. Includes a charge of $15,000 for higher than normal obsolescence expenses, a charge of $7,000 for fixed production costs and settlement proceeds related to a civil antitrust lawsuit of $4,154.
(4) As adjusted, see Note F. Includes a charge of $14,177 to write off a Russian investment, restructuring charges of $6,160 and an insurance reimbursement of $8,000 for legal fees offset by $4,048 of unusual legal expenses.
(5) As adjusted, see Note F.
(6) Includes current installments.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition.

General

The major categories in which the Company markets its products are analgesic, cough/cold, gastrointestinal and vitamin products. According to Information Resources, Inc., the annual retail market for food, drug and mass merchandise retailers in the United States, excluding Wal-Mart, for OTC pharmaceutical and nutritional products is more than $10 billion. The store brand industry commands more than 20 percent of the retail market. The Company estimates its share of the store brand industry to be more than 50 percent.

The Company's customers are major national and regional retail drug, supermarket and mass merchandise chains such as CVS, Walgreens, Albertson's, Kroger, Safeway, Dollar General and Wal-Mart and major wholesalers such as McKesson and Supervalu.

The Company has four operating segments. Two of the operating segments, OTC pharmaceutical products and nutritional products, are aggregated into one reportable segment, store brand health care. Quifa and Wrafton are included in all other since these segments do not meet the requirements for separate disclosure. See Notes A and K to the consolidated financial statements.

Results of Operations (in thousands, except per share amounts)

The following table sets forth, for fiscal 2003, 2002 and 2001, certain items from the Company's consolidated statements of income expressed as a percent to net sales:

	Fiscal Year		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.2	73.7	74.8
PPA product discontinuation	0.0	0.0	2.3
Gross profit	27.8	26.3	22.9
Operating expenses			
Distribution	1.9	2.0	2.0
Research and development	2.8	3.1	3.1
Selling and administration	13.2	12.6	12.8
Subtotal	17.9	17.7	17.9
Restructuring	0.0	0.9	0.3
Goodwill impairment	0.0	1.4	0.0
Unusual litigation	(0.4)	(3.4)	(0.1)
Total	17.5	16.6	18.1
Operating income	10.3	9.7	4.8
Interest and other, net	(0.1)	(0.2)	(0.5)
Income before income taxes	10.4	9.9	5.3
Income tax expense	3.9	4.5	2.1
Net income	6.5%	5.4%	3.2%

Store Brand Health Care

	Fiscal Year		
	2003	2002	2001
Net sales	$748,922	$761,446	$723,753
Gross profit	$212,060	$199,607	$160,934
Gross profit %	28.3%	26.2%	22.2%
Operating expenses	$131,155	$104,747	$121,236
Operating expenses %	17.5%	13.8%	16.8%
Operating income	$ 80,905	$ 94,860	$ 39,698
Operating income %	10.8%	12.5%	5.5%

Comparability Issues

The Company received proceeds of $3,128 in fiscal 2003 and $27,891 in fiscal 2002, net of attorney fees and expenses, related to settlement agreements with certain defendants of a civil antitrust lawsuit. See Note I to the consolidated financial statements.

In the second quarter of fiscal 2002, the Company recorded $1,900 in bad debt expense related to the bankruptcy of a large customer.

On December 20, 2001, the Company sold its logistics facility located in LaVergne, Tennessee. The Company recorded a restructuring charge of $2,046. See Note N to the consolidated financial statements.

In November 2000, the Company voluntarily halted shipments of all products containing the ingredient PPA in response to recommendations by the FDA. In fiscal 2001, the Company recorded sales returns of $12,500 with a negative impact on gross profit of $3,400. Additionally, the Company recorded a charge of $17,600 in cost of sales related to the cost of returned product, product on hand and product disposal costs.

Net Sales

Fiscal 2003 net sales decreased 2 percent or $12,524 to $748,922 from $761,446 during fiscal 2002. Net sales decreased $31,000 primarily due to lower unit sales of analgesic, antacid, laxative, vitamin and contract manufactured products, partially offset by sales from the launch of loratadine and pseudoephedrine sulfate extended release tablets. In product categories where sales declined, the decline was a result of discontinuing lower margin products at certain customers and exiting sales of low volume products. The overall volume shortfall was partially offset by a favorable mix of products sold and improved net realized pricing.

A supplier of tablet/caplet gelatin coating processing discontinued selling its services to the Company as of March 31, 2003. The products impacted by this process account for annualized net sales of approximately $36,000. The Company has been working to arrange alternative sources of this coating, including development of in-house tablet encapsulation to service customer requirements. Because of the difficulty of putting alternative plans in place, the Company estimates that up to one-half of this sales volume could be lost in fiscal 2004.

Fiscal 2002 net sales increased 5 percent or $37,693 to $761,446 from $723,753 during fiscal 2001. The increase included $12,500 resulting from sales returns the Company recorded in fiscal 2001 due to the voluntary halted shipments of PPA-containing products discussed above. Approximately half of the remaining $25,193 increase was due to sales growth in OTC products while the other half was due to sales growth in nutritional products. Sales growth in OTC products was primarily due to new products in the analgesic, feminine hygiene and antacid categories, sales of PPA replacement products and increased sales of existing products in the cough/cold, laxative and sleep aids categories. The nutritional sales growth was primarily in existing vitamin products.

Gross Profit

Fiscal 2003 gross profit increased $12,453 or 6 percent compared to fiscal 2002. The gross profit percent to net sales was 28.3 percent in fiscal 2003 compared to 26.2 percent in fiscal 2002. Approximately two-thirds of the gross profit percentage increase was due to improved operating efficiencies. The remaining gross profit percentage increase was primarily due to a favorable mix of products sold and improved net realized pricing.

Fiscal 2002 gross profit increased $38,673 or 24 percent compared to fiscal 2001. The increase included $21,000 due to the recording of the PPA product charge in fiscal 2001, which reduced gross profit. The remaining increase of $17,673 was split almost equally between sales growth and our ability to manage pricing to offset the impact of higher quality costs. The higher quality costs were related to FDA compliance initiatives.

Fiscal 2002 gross profit percent to net sales was 26.2 percent compared to 22.2 percent in fiscal 2001. The increase included 2.5 percentage points due to the recording of the PPA product charge in fiscal 2001. The remaining increase of 1.5 percentage points was due primarily to the ability to manage pricing to offset the impact of higher quality costs and lower obsolescence expenses resulting from lower finished goods inventory and improved aging of that inventory.

Operating Expenses

Fiscal 2003 operating expenses increased $26,408 or 25 percent compared to fiscal 2002. Research and development decreased $2,587 due to the timing of projects. Selling and administration increased $6,554 primarily due to insurance costs and employee benefit expenses, partially offset by lower bad debt expense. Operating expenses were unfavorably impacted by a $24,763 reduction of unusual litigation income in fiscal 2003. The lawsuit that gave rise to this income has been settled with all defendants and no additional income will be received. Fiscal 2002 was unfavorably impacted by bad debt expense related to the bankruptcy of a large customer and a restructuring charge related to the sale of the logistics facility.

Fiscal 2002 operating expenses decreased $16,489 compared to fiscal 2001. Research and development increased $1,603 primarily due to expenses related to testing and legal costs for new products. Selling and administration increased $6,199 primarily due to bad debt expense related to the bankruptcy of a large customer and consulting expenses related to strategic initiatives partially offset by lower employee bonuses. A restructuring charge of $2,046 was recorded related to the sale of the LaVergne, Tennessee logistics facility. Operating expenses were favorably impacted by unusual litigation income of $27,891.

All Other

	Fiscal Year		
	2003	2002	2001
Net sales	$77,065	$ 64,876	$29,735
Gross profit	$17,851	$ 18,093	$11,760
Gross profit %	23.2%	27.9%	39.5%
Operating expenses	$13,578	$ 32,020	$14,993
Operating expenses %	17.6%	49.4%	50.4%
Operating income	$ 4,273	$(13,927)	$(3,233)
Operating income %	5.5%	(21.5)%	(10.9)%

Net Sales

Fiscal 2003 net sales increased $12,189 or 19 percent to $77,065 from $64,876 during fiscal 2002. Approximately two-thirds of the increase in sales was due to higher volume at Wrafton, while the remaining increase was due to higher volume at Quifa.

Fiscal 2002 net sales increased $35,141 or 118 percent to $64,876 from $29,735 during fiscal 2001, primarily due to the inclusion of Wrafton's financial results for the first time.

Gross Profit

Fiscal 2003 gross profit decreased $242 compared to fiscal 2002. The gross profit percent to net sales was 23.2 percent in fiscal 2003 compared to 27.9 percent in fiscal 2002. The decrease was primarily due to lower margin contract sales in the mix of products sold by Wrafton.

Fiscal 2002 gross profit increased $6,333 or 54 percent compared to fiscal 2001. The increase in gross profit was primarily due to the inclusion of Wrafton's financial results for the first time. The gross profit percent to net sales was 27.9 percent in fiscal 2002 compared to 39.5 percent in fiscal 2001. The decrease in gross profit percent was primarily due to lower margin contract sales in the mix of products sold by Wrafton.

Operating Expenses

Fiscal 2003 operating expenses decreased $18,442 compared to fiscal 2002. Fiscal 2002 was unfavorably impacted by the restructuring at Quifa that resulted in a goodwill impairment charge of $11,524 and restructuring charges of $5,090. The additional decline in operating expenses was primarily due to reduced expenses from the changes implemented at Quifa as a result of the restructuring plan.

Fiscal 2002 operating expenses increased $17,027 compared to fiscal 2001. The increase was primarily due to the restructuring at Quifa that resulted in a goodwill impairment charge of $11,524 and restructuring charges of $5,090. See Note N to the consolidated financial statements.

Interest and Other (Consolidated)

Fiscal 2003 interest and other, net increased $275 compared to fiscal 2002. Interest expense was $861 compared to $934 for fiscal 2002. Other income was $1,941 in fiscal 2003 compared to $2,289 in fiscal 2002.

Fiscal 2002 interest and other, net increased $2,393 compared to fiscal 2001. Interest expense was $934 for fiscal 2002 compared to interest income of $1,833 for fiscal 2001. The change in interest was caused by a reduction in the rates of interest earned on invested cash as well as lower average invested cash in fiscal 2002. Other income was $2,289 in fiscal 2002 compared to $1,915 in fiscal 2001.

Income Taxes (Consolidated)

The effective tax rate was 37.3 percent, 45.6 percent and 39.3 percent for fiscal 2003, 2002 and 2001, respectively. The high effective tax rate for fiscal 2002 was primarily due to nondeductible expenses related to goodwill impairment and restructuring costs at Quifa. The expensing of incentive stock options increased the effective tax rate 1.3 percentage points for fiscal 2003, 2.4 percentage points for fiscal 2002 and 2.4 percentage points for fiscal 2001.

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents increased $17,003 to $93,827 at June 28, 2003 from $76,824 at June 29, 2002. Working capital, including cash, increased $25,838 to $212,655 at June 28, 2003 from $186,817 at June 29, 2002. The Company's priorities for use of the cash and cash equivalents include support of seasonal working capital demands, investment in capital assets, opportunistic repurchase of common stock and acquisition of complementary businesses that could leverage retailer relationships, offer a product niche opportunity or support geographic expansion.

Net cash provided by operating activities decreased $24,191 or 23 percent to $80,234 for fiscal 2003 compared to $104,425 for fiscal 2002. The decrease was primarily due to the reduction in net lawsuit settlement proceeds of $24,763. Fiscal 2002 was unfavorably impacted by an estimated tax payment of $8,000 that related to the fiscal 2001 tax liability.

Net cash used for investing activities increased $19,511 to $33,276 for fiscal 2003 primarily due to proceeds received in fiscal 2002 related to the sale of the logistics facility that partially offset fiscal 2002 capital expenditures. Capital expenditures for facilities and equipment for fiscal 2003 were for normal equipment replacement and productivity enhancements. Capital expenditures in fiscal 2004 are expected to be $25,000 to $28,000.

Net cash used for financing activities increased $4,982 or 20 percent to $29,828 for fiscal 2003 compared to $24,846 for fiscal 2002. Proceeds from exercises of stock options in fiscal 2002 were $2,961 higher than fiscal 2003.

During fiscal 2003, the Company continued its common stock repurchase program. Purchases are made on the open market, subject to market conditions, and are funded by cash from operations. For fiscal 2003, the Company purchased 3,296 shares of common stock for $33,682. The Company purchased 2,533 shares for $31,923 during fiscal 2002 and 137 shares for $1,089 during fiscal 2001. Since November 2000, the Board of Directors has approved a total expenditure of $80,000, and the Company currently has a remaining balance of $13,306 available to purchase additional shares. The common stock repurchased was retired upon purchase for all years.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $3,484, or $0.05 per share, for fiscal 2003. On August 7, 2003, the Board of Directors declared a dividend of $0.025 per share, payable on September 23, 2003, for shareholders of record on August 29, 2003. The Company expects to continue paying quarterly dividends in the foreseeable future.

The Company had no long-term debt at June 28, 2003 and had $75,000 available on its unsecured credit facility. Cash and cash equivalents, cash flows from operations and borrowings from its credit facility are expected to be sufficient to finance the known and/or foreseeable liquidity and capital needs of the Company.

Additional long-term cash obligations are detailed by period due in the table below:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Operating Leases	$10,290	$4,052	$4,915	$1,323	$ -
Other	3,520	-	-	-	3,520
Total	$13,810	$4,052	$4,915	$1,323	$3,520

The amount in "Other" is primarily related to deferred compensation payable upon retirement of certain employees, which is assumed to be payable after five years, although certain circumstances, such as termination, would require earlier payment.

Critical Accounting Policies

Determination of certain amounts in the Company's financial statements requires the use of estimates. These estimates are based upon the Company's historical experiences combined with management's understanding of current facts and circumstances. Although the estimates are considered reasonable, actual results could differ from the estimates. Discussed below are the accounting policies considered by management to require the most judgement and to be critical in the preparation of the financial statements. Other accounting policies are included in Note A of the consolidated financial statements.

Allowance for Doubtful Accounts – The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $10,242 at June 28, 2003 and $8,465 at June 29, 2002.

Inventory – The Company maintains a reserve for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the reserve, management considers factors such as excess or slow moving inventories, product expiration dating, current and future customer demand and market conditions. Changes in these conditions may result in additional reserves. The reserve for inventory was $21,717 at June 28, 2003 and $21,360 at June 29, 2002.

Goodwill – Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The estimates associated with the goodwill impairment tests are considered critical due to the judgments required in determining fair value amounts, including projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The required annual testing is performed in the second quarter of the fiscal year and resulted in no impairment charge for fiscal 2003.

Product Liability and Workers' Compensation – The Company maintains a reserve to provide for claims incurred that are related to product liability and workers' compensation. In estimating these reserves, management considers actuarial valuations of exposure based on loss experience. These actuarial valuations include significant estimates and assumptions, which include, but are not limited to, loss development, interest rates, product sales and payroll expenses. Changes in these estimates and assumptions may result in additional reserves. The reserve for product liability claims was $3,229 at June 28, 2003 and $1,179 at June 29, 2002. The reserve for workers' compensation claims was $3,632 at June 28, 2003 and $3,005 at June 29, 2002.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk.

The Company is exposed to market risks, which include changes in interest rates and changes in the foreign currency exchange rate as measured against the U.S. dollar.

The Company is exposed to interest rate changes primarily as a result of interest income earned on its investment of cash on hand and interest expense related to its variable rate line of credit used to finance working capital when necessary and for general corporate purposes. The Company had invested cash of $93,827 and no outstanding borrowings on its credit facility at June 28, 2003. Management believes that a fluctuation in interest rates in the near future will not have a material impact on the Company's consolidated financial statements.

The Company has international operations in Mexico and the United Kingdom. These operations transact business in the local currency, thereby creating exposures to changes in exchange rates. The Company does not currently have hedging or similar foreign currency contracts. Significant currency fluctuations could adversely impact foreign revenues; however, the Company does not expect any significant changes in foreign currency exposure in the near future.

Additional Item. Cautionary Note Regarding Forward-Looking Statements.

The Company or its representatives from time to time may make or may have made certain forward-looking statements, orally or in writing, including without limitation any such statements made or to be made in the Management's Discussion and Analysis section and notes to financial statements contained in its annual and quarterly SEC filings. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from those anticipated in such forward-looking statements.

The Company cautions the reader that this list of factors may not be exhaustive. The Company operates in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factors, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Fluctuation in Quarterly Results

The Company's quarterly operating results depend on a variety of factors including, but not limited to, the severity, length and timing of the cough/cold/flu season, the timing of new product introductions by the Company and its competitors, changes in the levels of inventories maintained by the Company's customers and the timing of retailer promotional programs. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

Potential Volatility of Stock Price

The market price of the Company's common stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products, failure to meet published estimates of or changes in earnings estimates by securities analysts, announcements of new products or enhancements by competitors, receipt of regulatory approvals by competitors, sales of common stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key components and general economic conditions.

Manufacturing Facilities

The vast majority of the Company's OTC products are manufactured in Allegan, Michigan. In addition, all of the Company's nutritional products are produced at one manufacturing facility in Greenville, South Carolina. A significant disruption at any of these facilities, even on a short-term basis, could impair the Company's ability to produce and ship products on a timely basis, which could have a material adverse effect on the Company's business, financial position and operating results.

Regulatory Environment

Several United States and foreign agencies regulate the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, advertising and sale of the Company's products. Various state and local agencies also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines established by voluntary standard organizations. Should the Company fail to adequately conform to these regulations and guidelines, there may be a significant impact on the operating results of the Company. In particular, packaging or labeling changes mandated by the FDA can have a material impact on the results of operations of the Company. Required changes could be related to safety or effectiveness issues. With specific regard to safety, there have been instances within the Company's product categories in which evidence of product tampering has occurred resulting in a costly product recall. The Company believes that it has a good relationship with the FDA, which it intends to maintain. If these relationships should deteriorate, however, the Company's ability to bring new and current products to market could be impeded. See "Item 1. Business of the Company --- Government Regulation."

Store Brand Product Growth

The future growth of domestic store brand products will be influenced by general economic conditions, which can influence consumers to switch to store brand products, consumer perception and acceptance of the quality of the products available, the development of new products, the market exclusivity periods awarded on prescription to OTC switch products and the Company's ability to grow its store brand market share. The Company does not advertise like the national brand companies and thus is dependent on retailer promotional spending to drive sales volume and increase market share. Growth opportunities for the products in which the Company currently has a significant store brand market share (cough and cold remedies and analgesics) will be driven by the ability to offer new products to existing domestic customers. Branded pharmaceutical companies may use state and federal regulatory and legislative means to limit the use of brand equivalent products. Should store brand growth be limited by any of these factors, there could be a significant impact on the operating results of the Company.

Competitive Issues

The market for store brand OTC pharmaceutical and nutritional products is highly competitive. Store brand competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. National brand companies and/or generic Rx companies could choose to compete more directly by manufacturing store brand products or by lowering the prices of national brand products. Due to the high degree of price competition, the Company has not always been able to fully pass on cost increases to its customers. The inability to pass on future cost increases, the impact of direct store brand competitors and the impact of national brand companies lowering prices of their products or directly operating in the store brand market could have a material adverse impact on financial results. In addition, since the Company sells its nutritional products through retail drug, supermarket and mass merchandise chains, it may experience increased competition in its nutritional products business through alternative channels such as health food stores, direct mail and direct sales as more consumers obtain products through these channels. Retailer reverse auctions have added a new dimension to competition as some retailers have instituted this process to obtain competitive price quotes over the world wide web. The Company has evaluated, and will continue to evaluate, the products and product categories in which it does business. Future product line extensions, or deletions, could have a material impact on the Company's financial position or results of operations.

Generic Equivalent Products

Various risks and uncertainties are attendant to the Company's decision to expand into the manufacture and sale of generic prescription drugs. If the Company is unsuccessful in establishing and growing that business, it could negatively affect the Company's stock price, financial position and operating results. Even if the Company's generic business is ultimately successful, the costs of entering into and establishing that business may exceed the profits derived from it for some period of time.

Many of the factors applicable to the Company's store brand OTC pharmaceutical and nutritional businesses discussed in this Annual Report similarly are applicable to the generic prescription drug business. For example, the highly competitive nature of the market, the heavily regulated environment, intellectual property issues (*e.g.*, patent and licensing issues, potential infringement claims and confidentiality concerns), availability of raw materials and market acceptance of products are all factors affecting that business. In addition, federal or state legislative proposals, reimbursement policies of third-parties (such as insurance companies, health maintenance organizations, managed care organizations, Medicaid and Medicare), cost containment measures and health care reform, as well as other factors that the Company may not be able to adequately identify due to its inexperience with generic equivalents, could affect the marketing, pricing and demand for generic prescription drugs.

Customer Issues

The Company's largest customer, Wal-Mart, currently comprises approximately 27 percent of total net sales. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business could have a material adverse impact on the Company's operating results and financial position.

The impact of retailer consolidation could have an adverse impact on future sales growth. Should a large customer encounter financial difficulties, the exposure on uncollectible receivables and unusable inventory could have a material adverse impact on the Company's financial position or results of operations.

Research and Development

The Company's investment in research and development are expected to be above historical levels due to the Company's planned expansion into the manufacture and sale of generic prescription drugs as well as the high cost of developing and becoming a qualified manufacturer of new products that are switching from prescription to OTC status. The ability to attract scientists proficient in emerging delivery forms and/or contracting with a third party innovator in order to generate new products of this type is a critical element of the Company's long term plans. Should the Company fail to attract qualified employees or enter into reasonable agreements with third party innovators, long term sales growth and profit would be adversely impacted.

Patent and Trade Dress Issues

The Company's ability to bring new products to market is limited by certain patent and trade dress factors including, but not limited to, the exclusivity periods awarded on products that have switched from prescription to OTC status. The cost and time to develop these switch products is significantly greater than the rest of the new products that the Company seeks to introduce. Moreover, the Company's packaging of certain products could be subject to legal actions regarding infringement. Although the Company designs its packaging to avoid infringing upon any proprietary rights of national brand marketers, there can be no assurance that the Company will not be subject to such legal actions in the future.

Effect of Research and Publicity on Nutritional Product Business

The Company believes that growth in the nutritional products business is based largely on national media attention regarding scientific research suggesting potential health benefits from regular consumption of certain vitamin and other nutritional products. There can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. In the event of future unfavorable scientific results or media attention, the Company's sales of nutritional products could be materially adversely impacted.

Dependence on Personnel

The Company's future success will depend in large part upon its ability to attract and retain highly skilled research and development scientists (as noted above), management information specialists, operations, sales, marketing and managerial personnel. The Company does not have employment contracts with any key personnel other than David T. Gibbons, its Chairman of the Board, President and Chief Executive Officer. Should the Company not be able to attract or retain key qualified employees, future operating results may be adversely impacted.

Availability of Raw Materials and Supplies

In the past, supplies of certain raw materials, bulk tablets and finished goods purchased by the Company have become limited, or were available from one or only a few suppliers, and it is possible that this will occur in the future. Should this situation occur, it can result in increased prices, rationing and shortages. In response to these problems the Company tries to identify alternative materials or suppliers for such raw materials, bulk tablets and finished goods. The nature of FDA restrictions placed on products approved through the ANDA process could substantially lengthen the approval process for an alternate material source. Certain material shortages and approval of alternate sources could adversely affect financial results.

A supplier of tablet/caplet gelatin coating processing discontinued selling its services to the Company as of March 31, 2003. The products impacted by this process account for annualized net sales of approximately $36,000. The Company has been working to arrange alternative sources of this coating, including development of in-house tablet encapsulation to service customer requirements. Because of the difficulty of putting alternative plans in place, the Company estimates that up to one-half of this sales volume could be lost in fiscal 2004.

Legal Exposure

From time to time, the Company and/or its subsidiaries become involved in lawsuits arising from various commercial matters, including, but not limited, to competitive issues, contract issues, intellectual property matters, workers' compensation, product liability and regulatory issues such as Proposition 65 in California. See "Item 3. Legal Proceedings" for a discussion of litigation. Litigation tends to be unpredictable and costly. No assurance can be made that litigation will not have a material adverse effect on the Company's financial position or results of operations in the future.

Rising Insurance Costs

The Company maintains insurance, including property, general and product liability, and directors' and officers' liability, to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the Company's financial results depending on the nature of the loss, and the level of insurance coverage maintained by the Company. The Company cannot predict whether deductible or retention amounts will increase or whether coverages will be reduced in the future. From time to time, the Company may reevaluate and change the types and levels of insurance coverage that it purchases.

The Company's operating cash flow was impacted by rising insurance costs in fiscal 2003. The cost to obtain all types of insurance continues to increase throughout the nation due to circumstances beyond the Company's control. In fiscal 2003, the Company's insurance costs increased approximately $6,000 and are expected to increase approximately $2,500 in fiscal 2004.

Exposure to Product Liability Claims

The Company, like other retailers, distributors and manufacturers of products that are ingested, is exposed to product liability claims in the event that, among other things, the use of its products results in injury. There is no assurance that product liability insurance will continue to be available to the Company at an economically reasonable cost or that the Company's insurance will be adequate to cover liability that the Company incurs in connection with product liability claims. See "Item 3. Legal Proceedings".

Capital Requirements and Liquidity

The Company maintains a broad product line to function as a primary supplier for its customers. Capital investments are driven by growth, technological advancements, cost improvement and the need for manufacturing flexibility. Estimation of future capital expenditures could vary materially due to the uncertainty of these factors. If the Company fails to stay current with the latest manufacturing and packaging technology, it may be unable to competitively support the launch of new product introductions.

The Company anticipates that cash flow from operations and borrowings from the Company's line of credit will substantially fund working capital and capital expenditures. The Company has historically evaluated acquisition opportunities and anticipates that acquisition opportunities will continue to be identified and evaluated in the future. The historical growth of sales and profits has been significantly influenced by acquisitions. There is no assurance that future sales and profits will, or will not, be impacted by acquisition activities. The Company's current capital structure, results of operations and cash flow needs could be materially impacted by acquisitions.

International Operations

The Company sources certain key raw materials from foreign suppliers and is increasing its sales outside the United States. The Company's primary markets outside the U.S. are Mexico, Canada and the United Kingdom. The Company may have difficulty in international markets due, for example, to greater regulatory barriers, the necessity of adapting to new regulatory systems and problems related to markets with different cultural bases and political systems. Sales to customers outside the United States and foreign raw material purchases expose the Company to a number of risks including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, longer payment cycles, exchange rate fluctuations, difficulties obtaining export or import licenses, the imposition of withholding or other taxes, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Should any of these risks occur, they may have a material adverse impact on the operating results of the Company.

Financial Statement Estimates, Judgments and Assumptions

The consolidated and condensed financial statements included in the periodic reports that the Company files with the Securities and Exchange Commission are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on the Company's financial position and operating results and could negatively affect the market price of the Company's common stock.

Tax Rate Implication

Income tax rate changes by governments and changes in the tax jurisdictions in which the Company operates could influence the effective tax rates for future years. Entry into new tax jurisdictions, whether domestic or international, increases the likelihood of fluctuation.

Interest Rate Implication

The interest on the Company's line of credit facility is based on variable interest rate factors. The interest rates are established at the time of borrowing based upon the prime rate or the LIBOR rate, plus a factor, or at a rate based on an interest rate agreed upon between the Company and its Agent at the time the loan is made. Interest income is related to investing cash on hand in various short-term investments whereby the interest rate is determined on the day the investment is made. Accordingly, interest income and expense is subject to fluctuation due to the variability of interest rates.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS **PAGE**

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying consolidated balance sheets of Perrigo Company and subsidiaries as of June 28, 2003 and June 29, 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 28, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perrigo Company and subsidiaries as of June 28, 2003 and June 29, 2002 and the results of their operations and their cash flows for each of the three years in the period ended June 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

The Company's consolidated financial statements were previously prepared using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to record stock-based compensation. As more fully described in Notes A and F to the consolidated financial statements, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," to record stock-based compensation. Consequently, the Company's consolidated financial statements have been restated in accordance with the retroactive restatement method under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment of SFAS No. 123.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
July 25, 2003

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2003	2002*	2001*
Net sales	$ 825,987	$ 826,322	$ 753,488
Cost of sales	596,076	608,622	563,194
PPA product discontinuation	-	-	17,600
Gross profit	229,911	217,700	172,694
Operating expenses			
Distribution	15,563	16,327	15,148
Research and development	23,315	25,689	23,434
Selling and administration	108,983	103,982	96,467
Subtotal	147,861	145,998	135,049
Restructuring	-	7,136	2,175
Goodwill impairment	-	11,524	-
Unusual litigation	(3,128)	(27,891)	(995)
Total	144,733	136,767	136,229
Operating income	85,178	80,933	36,465
Interest and other, net	(1,080)	(1,355)	(3,748)
Income before income taxes	86,258	82,288	40,213
Income tax expense	32,210	37,498	15,799
Net income	$ 54,048	$ 44,790	$ 24,414
Earnings per share			
Basic	$ 0.77	$ 0.61	$ 0.33
Diluted	$ 0.76	$ 0.60	$ 0.33
Weighted average shares outstanding:			
Basic	69,746	73,164	73,646
Diluted	71,158	74,606	74,087
Dividends declared per share	$ 0.05	$ -	$ -

* As adjusted, see Note F.

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets	June 28, 2003	June 29, 2002*
Current assets		
Cash and cash equivalents	$ 93,827	$ 76,824
Accounts receivable	87,018	82,560
Inventories	160,326	155,611
Prepaid expenses and other current assets	5,383	6,896
Current deferred income taxes	32,643	23,484
Total current assets	379,197	345,375
Property and equipment		
Land	13,962	13,700
Building	188,509	182,960
Machinery and equipment	226,644	202,801
	429,115	399,461
Less accumulated depreciation	210,337	188,417
	218,778	211,044
Goodwill	35,919	35,919
Non-current deferred income taxes	3,968	3,964
Other	6,108	5,073
	$ 643,970	$ 601,375
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 72,186	$ 74,449
Notes payable	8,980	8,338
Payrolls and related taxes	40,535	31,338
Accrued expenses	36,590	32,721
Accrued income taxes	5,568	8,088
Current deferred income taxes	2,683	3,624
Total current liabilities	166,542	158,558
Deferred income taxes	25,484	22,259
Other long-term liabilities	3,520	2,396
Shareholders' equity		
Preferred stock, without par value, 10,000 shares authorized	-	-
Common stock, without par value, 200,000 shares authorized	88,990	110,698
Unearned compensation	(111)	(608)
Accumulated other comprehensive income	1,282	373
Retained earnings	358,263	307,699
Total shareholders' equity	448,424	418,162
	$ 643,970	$ 601,375
Supplemental Disclosures of Balance Sheet Information		
Allowance for doubtful accounts	$ 10,242	$ 8,465
Allowance for inventory	$ 21,717	$ 21,360
Working capital	$ 212,655	$ 186,817
Preferred stock, shares issued	-	-
Common stock, shares issued	70,034	72,550

* As adjusted, see Note F.

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock Issued		Unearned	Accumulated Other Comprehensive	Comprehensive	Retained
	Shares	Amount	Compensation	Income	Income	Earnings
Balance at July 1, 2000 (as previously reported)	73,489	$ 102,750	$ (543)	$ 249	-	$ 249,304
Adjustment for the cumulative effect on prior years of applying retroactively the fair value method of accounting for stock-based compensation (See Note F)	-	12,517	-	-	-	(10,809)
Balance at July 1, 2000 (as adjusted)	73,489	115,267	(543)	249	-	238,495
Net income	-	-	-	-	$ 24,414	24,414
Foreign currency translation adjustments	-	-	-	179	179	-
Issuance of common stock under:						
Stock options	711	6,305	-	-	-	-
Restricted stock plan	9	60	(60)	-	-	-
Compensation for stock options	-	3,646	-	-	-	-
Earned compensation for restricted stock	-	-	138	-	-	-
Tax effect from stock transactions	-	306	-	-	-	-
Purchases and retirements of common stock	(137)	(1,089)	-	-	-	-
Balance at June 30, 2001 (as adjusted)	74,072	124,495	(465)	428	$ 24,593	262,909
Net income	-	-	-	-	$ 44,790	44,790
Foreign currency translation adjustments	-	-	-	(55)	(55)	-
Issuance of common stock under:						
Stock options	970	10,192	-	-	-	-
Restricted stock plan	41	711	(711)	-	-	-
Compensation for stock options	-	6,066	-	-	-	-
Earned compensation for restricted stock	-	-	568	-	-	-
Tax effect from stock transactions	-	1,157	-	-	-	-
Purchases and retirements of common stock	(2,533)	(31,923)	-	-	-	-
Balance at June 29, 2002 (as adjusted)	72,550	110,698	(608)	373	$ 44,735	307,699
Net income	-	-	-	-	$ 54,048	54,048
Foreign currency translation adjustments	-	-	-	909	1,012	-
Issuance of common stock under:						
Stock options	769	7,100	-	-	-	-
Restricted stock plan	11	131	(131)	-	-	-
Compensation for stock options	-	5,224	-	-	-	-
Cash dividends, $0.05 per share	-	-	-	-	-	(3,484)
Earned compensation for restricted stock	-	-	628	-	-	-
Tax effect from stock transactions	-	(481)	-	-	-	-
Purchases and retirements of common stock	(3,296)	(33,682)	-	-	-	-
Balance at June 28, 2003	70,034	$ 88,990	$ (111)	$ 1,282	$ 55,060	$ 358,263

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2003	2002*	2001*
Cash Flows From (For) Operating Activities			
Net income	$ 54,048	$ 44,790	$ 24,414
Adjustments to derive cash flows			
Depreciation and amortization	26,126	25,613	23,022
Compensation - stock options	5,224	6,066	3,646
Deferred income taxes	(6,847)	1,711	(9,907)
Goodwill impairment	-	11,524	-
Restructuring	-	7,136	2,175
Changes in operating assets and liabilities net of restructuring			
Accounts receivable, net	(4,427)	14,301	(4,964)
Inventories	(4,656)	5,512	(29,384)
Accounts payable	(2,329)	(9,955)	17,575
Payrolls and related taxes	9,185	5,218	10,879
Accrued expenses	3,869	4,878	3,021
Current income taxes	(2,516)	(12,492)	27,445
Other	2,557	123	917
Net cash from (for) operating activities	80,234	104,425	68,839
Cash Flows (For) From Investing Activities			
Additions to property and equipment	(32,296)	(27,528)	(26,804)
Proceeds from sale of assets held for sale	-	14,161	-
Business acquisitions, net of cash	-	-	(46,000)
Other	(980)	(398)	268
Net cash (for) from investing activities	(33,276)	(13,765)	(72,536)
Cash Flows From (For) Financing Activities			
Net borrowings of short-term debt	640	-	2,136
Net repayments of short-term debt	-	(4,506)	-
Tax benefit of stock transactions	63	1,260	926
Issuance of common stock	7,231	10,192	6,305
Repurchase of common stock	(33,682)	(31,923)	(1,089)
Cash dividends	(3,484)	-	-
Other	(596)	131	(620)
Net cash (for) from financing activities	(29,828)	(24,846)	7,658
Net increase in cash and cash equivalents	17,130	65,814	3,961
Cash and cash equivalents, at beginning of period	76,824	11,016	7,055
Effect of exchange rate changes on cash	(127)	(6)	-
Cash and cash equivalents, at end of period	$ 93,827	$ 76,824	$ 11,016
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 1,257	$ 1,542	$ 1,956
Income taxes	$ 43,417	$ 47,103	$ 18,222

* As adjusted, see Note F.

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is the largest manufacturer of store brand over-the-counter (OTC) pharmaceutical and nutritional products in the United States.

The Company's principal customers are major national and regional retail supermarket, drug store and mass merchandise chains and major wholesalers located within the United States. One customer accounted for 27 percent of net sales during fiscal 2003 and 25 percent for both fiscal 2002 and 2001. None of the Company's other customers individually account for more than 10 percent of its net sales. International net sales, primarily in Mexico and the United Kingdom, for fiscal 2003, 2002, and 2001 were $88,440, $79,788 and $43,997, respectively.

The Company has manufacturing facilities in the United States, Mexico and the United Kingdom. As of June 28, 2003 and June 29, 2002, the net book value of property and equipment located outside the United States was $27,834 and $26,334, respectively.

The Company has four operating segments — OTC pharmaceutical products; nutritional products; Quimica y Farmacia S.A. de C.V. (Quifa), the Company's Mexican operating subsidiary; and Wrafton Laboratories Limited (Wrafton), the Company's United Kingdom operating subsidiary. In accordance with Statement of Financial Accounting Standards (SFAS) 131, "Disclosures about Segments of an Enterprise and Related Information", the OTC pharmaceutical products segment and nutritional products segment have been aggregated into one reportable segment, store brand health care, because these two segments have very similar operating processes, types of customers, distribution methods, regulatory environments and expected long-term financial performance. Neither Quifa nor Wrafton meet the requirements for separate disclosure and are included in all other. See Note K for additional segment information.

Basis of Presentation

The Company's fiscal year is a fifty-two or fifty-three week period, which ends the Saturday on or about June 30. Fiscal 2003, 2002 and 2001 were comprised of 52 weeks ended June 28, June 29 and June 30, respectively.

In June 2001, the Company acquired Wrafton located in the United Kingdom. The assets and liabilities, which are not considered significant to the Company, are included in the consolidated balance sheet beginning June 30, 2001. Wrafton's results of operations were included in the Company's consolidated financial statements beginning in fiscal 2002. See Note M.

In fiscal 1998, the Company announced its intention to divest the personal care business. The Company sold its personal care business in fiscal 2000. The LaVergne, Tennessee logistics facility was not included in this sale and remained in assets held for sale until it was sold in the second quarter of fiscal 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The Company owns a minority interest in a Canadian company and a Chinese company. These investments are accounted for using the equity method and are recorded in other noncurrent assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported earnings, financial position and various disclosures. Although the estimates are considered reasonable, actual results could differ from the estimates.

International

The Company translates its foreign operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date, and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. Accumulated comprehensive income is comprised entirely of foreign currency translation adjustments. Translation adjustments resulting from exchange rate fluctuations on transactions denominated in currencies other than the functional currency are not material.

Revenues

Revenues from product sales are recognized when the goods are shipped to the customer. A provision is recorded as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items.

When title and risk pass to the customer is dependent on the customer's shipping terms. If the customer has shipping terms of Free on Board (FOB) shipping point, title and risk pass to the customer as soon as the freight carrier leaves the Company's shipping location. If the customer has shipping terms of FOB destination, title and risk pass to the customer upon receipt of the order at the customer's location. Approximately seventy percent of the Company's customers have shipping terms of FOB destination. Since the in-transit time on any given order is a relatively short period, recording revenues at the time of shipment does not materially differ from recording revenues when title and risk pass to the customer.

Shipping costs billed to a customer are included in net sales of the consolidated statement of income. Conversely, shipping expenses incurred by the Company are included in cost of sales of the consolidated statement of income.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximates their fair value.

Generally, the Company does not enter into derivative contracts either to hedge existing risks or for speculative purposes. However, the Company entered into a foreign currency forward contract to essentially fix the exchange rate related to funding the acquisition of Wrafton in fiscal 2001. The Company was not a party to any other derivative contracts during the years presented.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of demand deposits and other short-term investments with maturities of three months or less at the date of purchase.

Accounts Receivable

The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $10,242 at June 28, 2003 and $8,465 at June 29, 2002.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method.

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $21,717 at June 28, 2003 and $21,360 at June 29, 2002.

Long-Lived Assets

Property and equipment are recorded at cost and are depreciated primarily using the straight-line method for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects. Useful lives for financial reporting range from 5-10 years for machinery and equipment, and 10-40 years for buildings. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized.

Other than goodwill, the Company periodically reviews long-lived assets that have finite lives and that are not held for sale for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows. Goodwill is reviewed annually for impairment by comparing the carrying value of each reporting unit to the present value of its expected future cash flows. For fiscal 2003, the required annual testing resulted in no impairment charge. For fiscal 2002, the analysis of Quifa resulted in goodwill impairment of $11,524 and other asset impairment charges of $2,590. See Note N.

As required by SFAS 142, "Goodwill and Other Intangible Assets", the Company ceased amortizing goodwill in fiscal 2002. Goodwill amortization, which was non-deductible for tax purposes, was $1,135 for fiscal 2001. The effect on earnings per share of eliminating goodwill amortization is noted in the following table:

	Fiscal Year		
	2003	2002	2001
Reported net income	$54,048	$44,790	$24,414
Add back: goodwill amortization	-	-	1,135
Adjusted net income	$54,048	$44,790	$25,549
Basic EPS			
Reported net income	$0.77	$0.61	$0.33
Goodwill amortization	-	-	0.02
Adjusted net income	$0.77	$0.61	$0.35
Diluted EPS			
Reported net income	$0.76	$0.60	$0.33
Goodwill amortization	-	-	0.02
Adjusted net income	$0.76	$0.60	$0.35

The Company's intangible assets, excluding goodwill, are immaterial.

Income Taxes

Deferred income tax assets and liabilities are recorded based upon the difference between financial reporting and tax reporting bases of assets and liabilities using the enacted tax rates.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries.

New Accounting Standards

In June 2002, the Financial Accounting Standard Boards (FASB) issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement supercedes the guidance provided by Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002. Because SFAS 146 only affects the timing of the recognition of the liabilities to be incurred if an entity makes a decision to exit or dispose of a particular activity, the adoption of SFAS 146 had no impact on the Company's financial statements. Additionally, the application of SFAS 146 to the restructuring recorded in fiscal 2002 would have resulted in no material difference in the Company's financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amended SFAS 123, "Accounting for Stock-Based Compensation". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002.

The Company began expensing stock options in the second quarter of fiscal 2003 and has elected to use the retroactive restatement method. All prior periods presented have been adjusted to reflect compensation costs that would have been recognized had the recognition provisions of SFAS 123, as amended by SFAS 148, been applied to all awards granted after July 1, 1995. See Note F.

NOTE B – EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the basic and diluted EPS calculation follows:

	Fiscal Year		
	2003	2002	2001
Numerator:			
Net income used for both basic and diluted EPS	$54,048	$44,790	$24,414
Denominator:			
Weighted average shares outstanding for basic EPS	69,746	73,164	73,646
Dilutive effect of stock options	1,412	1,442	441
Weighted average shares outstanding for diluted EPS	71,158	74,606	74,087

Options outstanding that are antidilutive were 3,204 for fiscal 2003, 2,341 for fiscal 2002 and 4,407 for fiscal 2001. These options were excluded from the diluted EPS calculation.

NOTE C - INVENTORIES

Inventories are summarized as follows:

	June 28, 2003	June 29, 2002
Finished goods	$ 59,547	$ 62,360
Work in process	58,628	57,870
Raw materials	42,151	35,381
	$160,326	$155,611

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated market value. The inventory balances stated above are net of an inventory allowance of $21,717 at June 28, 2003 and $21,360 at June 29, 2002.

NOTE D - GOODWILL

Changes in the carrying amount of goodwill are as follows:

	Store Brand Health Care	All Other	Total
Balance as of June 30, 2001	$8,105	$39,090	$47,195
Impairment loss	-	(11,524)	(11,524)
Goodwill acquired	-	248	248
Balance as of June 29, 2002 and June 28, 2003	$8,105	$27,814	$35,919

The impairment loss in fiscal 2002 resulted from the Company's decision to restructure Quifa as discussed in Note N. The goodwill acquired in fiscal 2002 resulted from an adjustment in the purchase price allocation from the Wrafton acquisition.

NOTE E - LONG-TERM BORROWINGS AND CREDIT ARRANGEMENTS

Effective September 23, 1999, the Company entered into a revolving credit agreement with a group of banks, which provides an unsecured revolving credit facility. The initial amount of the credit facility was $175,000 and was reduced to $75,000 effective May 15, 2003 at the request of the Company. The agreement expires in June 2004. Repayment has been guaranteed by the Company's subsidiaries. Restrictive loan covenants apply to, among other things, minimum levels of net worth, interest coverage and funded debt leverage.

Interest rates on the revolving credit facility are established at the time of borrowing through three options, the prime rate or a LIBOR rate plus a factor established quarterly based on funded debt leverage, or a rate agreed upon between the Company and its Agent at the time the loan is made. The rate factor at June 28, 2003 was 0.425 percent. The Company had no outstanding borrowings at June 28, 2003 and June 29, 2002.

Quifa has short-term uncommitted unsecured credit facilities with two banks in Mexico, totaling 63,000 pesos ($6,093 at June 28, 2003). The outstanding borrowings under the facilities were $5,803 at June 28, 2003 and $5,128 at June 29, 2002 and were included in Notes payable. The facilities are supported by a comfort letter and Company guarantee. Interest is established at the time of the borrowing, based on a rate agreed upon between the bank and Quifa.

In May 2000, Quifa entered into a term loan with a bank in Mexico, which matured on May 22, 2002. The loan was secured by automobiles and required 26 equal monthly payments of 461 pesos ($50), plus interest on the unpaid balance at not less than 1.5 percent. Quifa had no outstanding balances at June 28, 2003 and June 29, 2002.

Wrafton has short-term uncommitted unsecured credit facilities with two banks in the U.K. totaling 2,100 pounds sterling ($3,443 at June 28, 2003). Outstanding borrowings under the facilities were $3,177 at June 28, 2003 and $3,210 at June 29, 2002 and were included in Notes payable. The facilities are partially supported by a Company guarantee. Interest rates are established at the time of borrowing, based on a rate agreed upon between the bank and Wrafton, or LIBOR plus 1 percent.

NOTE F - SHAREHOLDERS' EQUITY

In April 1996, the Company's Board of Directors adopted a Preferred Share Purchase Rights Plan and declared a dividend distribution to be made to shareholders of record on April 22, 1996 of one Preferred Share Purchase Right for each outstanding share of the Company's common stock. The Rights contain provisions, which are intended to protect the Company's stockholders in the event of an unsolicited and unfair attempt to acquire the Company. The Company is entitled to redeem the Rights at $.01 per Right at any time before a 20 percent position has been acquired. The Rights will expire on April 10, 2006, unless previously redeemed or exercised.

The Company has restricted stock plans and agreements as described below that were not approved by shareholders. The holder of restricted shares has all rights of a shareholder except that the shares are restricted as to sale or transfer for the vesting period and the shares are forfeited upon termination in certain circumstances. The Company accounts for restricted shares as unearned compensation, which is ratably charged to expense over the vesting period. The unearned compensation included in shareholders' equity was $111 at June 28, 2003 and $608 at June 29, 2002.

The Company has established a restricted stock plan for directors, which is intended to attract and retain the services of experienced and knowledgeable non-employee directors. The terms of the plan call for the granting of $10 worth of restricted shares to each director on the date of the Annual Board Meeting. The number of shares issued is based on the fair market value of the shares on the date of the Annual Board Meeting. The restricted shares become vested on the date of the next Annual Board Meeting on which the Director's existing term as a Board member is set to expire (director terms are generally three years). The Company granted seven shares of restricted stock valued at $84 during fiscal 2003 and four shares valued at $60 during fiscal 2002. The value of restricted shares increased unearned compensation. The Company charged $64 to expense in both fiscal 2003 and 2002.

In August 2001, the Company granted 25 shares of restricted stock valued at $440 to David T. Gibbons pursuant to restricted stock agreements. Additionally, Mr. Gibbons was granted 96 shares valued at $503 in May 2000. Assuming certain conditions are met, the restricted shares granted in August 2001 and May 2000 become vested on August 14, 2003 and June 30, 2003, respectively. The expense for these shares was $427 for fiscal 2003 and $407 for fiscal 2002.

In August 2001, the Company granted 12 shares of restricted stock valued at $211 to Douglas R. Schrank pursuant to a restricted stock agreement. Assuming certain conditions are met, the restricted shares become vested on August 14, 2003. The expense for these shares was $106 for fiscal 2003 and $97 for fiscal 2002.

The Company's stock option plans for employees and directors require shareholder approval. The Company grants key management employees options to purchase shares of common stock. The options vest and may be exercised from one to ten years after the date of grant based on a vesting schedule. Proceeds from the exercise of stock options under the Company's stock option plans and income tax benefits attributable to stock options exercised are credited to common stock.

A summary of activity for the Company's employee stock option plan is presented below:

	Fiscal Year					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	6,351	$10.68	6,230	$10.02	6,860	$ 9.92
Granted	941	10.15	1,213	15.15	450	9.46
Exercised	(761)	9.14	(970)	10.18	(711)	9.42
Terminated	(490)	15.52	(122)	19.06	(369)	10.91
Options outstanding at end of year	6,041	10.40	6,351	10.68	6,230	10.02
Options exercisable at end of year	2,491	10.56	2,483	11.66	2,757	12.34
Options available for grant at end of year	2,303		2,754		3,845	
Price per share of options outstanding	$5.25 to $29.38		$5.25 to $29.38		$1.50 to $31.25	

The Company issues stock options to directors under a non-qualified stock option plan. Options granted under the plan vest and may be exercised from one to ten years after the date of grant based on a vesting schedule.

A summary of activity for the Company's director stock option plan is presented below:

	Fiscal Year					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	179	$12.27	155	11.98	91	$15.77
Granted	37	12.03	24	14.12	64	6.56
Exercised	(8)	12.25	-	-	-	-
Terminated	-	-	-	-	-	-
Options outstanding at end of year	208	12.22	179	12.27	155	11.98
Options exercisable at end of year	162	12.12	116	13.67	72	17.47
Options available for grant at end of year	235		272		296	
Price per share of options outstanding	$6.56 to $29.38		$6.56 to $29.38		$6.56 to $29.38	

The Company has two stock option compensation plans for employees and directors. Prior to the second quarter of fiscal 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based compensation cost was reflected in results reported prior to the second quarter of fiscal 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Beginning in the second quarter of fiscal 2003, the Company adopted the fair value recognition provisions of SFAS 123, as amended by SFAS 148, for stock-based compensation. All prior periods presented have been adjusted to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS 123, as amended by SFAS 148, been applied to all awards granted after July 1, 1995. Compensation costs are included in selling and administration operating expenses.

The adoption of the fair value method and the retroactive restatement method selected by the Company resulted in a reduction of retained earnings at July 1, 2001 of $14,051, representing the cumulative stock option compensation recorded for prior years net of the tax effect.

The Company's net income and earnings per share (EPS) were reduced as follows:

	Fiscal Year		
	2003	2002	2001
Net income before adoption	$58,865	$50,197	$27,656
Compensation expense (net of tax benefit)	4,817	5,407	3,242
Net income after adoption	$54,048	$44,790	$24,414
Weighted average shares outstanding			
Basic	69,746	73,164	73,646
Diluted			
Before adoption	71,498	75,113	74,566
After adoption	71,158	74,606	74,087
Basic EPS			
Before adoption	$0.84	$0.69	$0.38
After adoption	$0.77	$0.61	$0.33
Diluted EPS			
Before adoption	$0.82	$0.67	$0.37
After adoption	$0.76	$0.60	$0.33

The weighted average fair value per share at the date of grant for options granted during fiscal 2003, 2002 and 2001 was $4.11, $6.49 and $4.13, respectively. The fair value was estimated using the Black-Scholes option pricing model, assuming forfeitures are accounted for as they occur, with the following weighted average assumptions:

	Fiscal Year		
	2003	2002	2001
Dividend yield (options granted after January 23, 2003)	0.008%	0.0%	0.0%
Dividend yield (options granted before January 23, 2003)	0.0%	0.0%	0.0%
Volatility, as a percent	37.3%	37.7%	38.0%
Risk-free interest rate	3.6%	4.7%	5.3%
Expected life in years after vest date	3.0	3.0	3.0

The following table summarizes information concerning options outstanding and exercisable under the plans at June 28, 2003:

Range of Exercise Prices	Number Outstanding at 6/28/03	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable at 6/28/03	Weighted Average Exercise Price
$5.25 - 7.42	1,574	6.92	$ 5.78	730	$ 5.73
$7.72 - 9.84	2,239	6.67	$ 9.05	804	$ 8.77
$10.06 - 15.51	2,232	6.47	$13.89	948	$13.33
$15.64 - 29.38	204	1.84	$24.38	171	$25.74
	6,249			2,653	

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $3,484, or $0.05 per share, during fiscal 2003. On August 7, 2003, the Board of Directors declared a dividend of $0.025 per share, payable on September 23, 2003, for shareholders of record on August 29, 2003. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant. While the Company's credit agreement does not prohibit the Company from paying dividends, the future payment of dividends could be restricted by financial maintenance covenants contained in the credit agreement.

In fiscal 2003, the Company continued its common stock repurchase program. Purchases are made on the open market, subject to market conditions, and are funded by cash from operations. For fiscal 2003, the Company purchased 3,296 shares of common stock for $33,682. The Company purchased 2,533 shares for $31,923 during fiscal 2002 and 137 shares for $1,089 during fiscal 2001. Since November 2000, the Board of Directors has approved a total expenditure of $80,000, and the Company currently has a remaining balance of $13,306 available to purchase additional shares. The common stock repurchased was retired upon purchase for all years.

NOTE G - RETIREMENT PLANS

The Company has a qualified profit-sharing and investment plan under section 401(k) of the Internal Revenue Code, which covers substantially all employees. Contributions to the plan are at the discretion of the Board of Directors. Additionally, the Company matches a portion of employees' contributions. The Company's contributions to the plan were $6,834, $6,342 and $5,840 in fiscal 2003, 2002 and 2001, respectively.

The Company has postretirement plans that provide medical benefits for retirees and their eligible dependents. Employees become eligible for these benefits if they meet certain minimum age and service requirements. The Company reserves the right to modify or terminate these plans. The plans are not funded. The unfunded accumulated postretirement benefit obligation was $4,837 at June 28, 2003 and $4,180 at June 29, 2002. The benefits expensed were $658, $586 and $381 in fiscal 2003, 2002 and 2001, respectively.

The Company has non-qualified plans relating to deferred compensation and executive retention that allow certain employees and directors to defer compensation subject to specific requirements. The plans are not funded. The deferred compensation liability was $2,754 at June 28, 2003 and $1,616 at June 29, 2002.

NOTE H - INCOME TAXES

The provision for income taxes consists of the following:

	Fiscal Year		
	2003	2002	2001
Current:			
Federal	$39,060	$32,687	$25,862
State	2,153	2,019	813
Foreign	(120)	555	(753)
Total	41,093	35,261	25,922
Deferred:			
Federal	(9,302)	1,876	(21,254)
State	(434)	131	10,971
Foreign	853	230	160
Total	(8,883)	2,237	(10,123)
Total	$32,210	$37,498	$ 15,799

A reconciliation of the provision based on the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year		
	2003	2002	2001
Provision at Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.0	2.6	2.3
Foreign tax rate differences	(0.5)	(0.2)	-
Expenses not deductible for tax purposes	1.2	9.3	3.8
Other	(0.4)	(1.1)	(1.8)
Effective income tax rate	37.3%	45.6%	39.3%

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting basis of assets and liabilities, and operating loss and tax credit carry forwards for tax purposes. The components of the net deferred income tax asset (liability) are as follows:

	June 28, 2003	June 29, 2002
Deferred income tax asset (liability):		
Property and equipment	$(22,416)	$(21,204)
Inventory basis differences	12,519	11,934
Accrued liabilities	11,624	4,334
Allowance for doubtful accounts	4,335	3,482
Accrued vacation expense	1,357	1,793
Accrued postretirement benefit	1,790	1,546
Prepaid health expense	(2,220)	(1,850)
State operating loss carry forwards	54,618	49,963
Capital loss carry forward	1,543	3,350
Other, net	1,455	1,530
Total	64,605	54,878
Valuation allowance for carry forwards	(56,161)	(53,313)
Net deferred income tax asset (liability)	$ 8,444	$ 1,565

The above amounts are classified in the consolidated balance sheet as follows:

	June 28, 2003	June 29, 2002
Assets	$ 36,611	$ 27,448
Liabilities	(28,167)	(25,883)
Net deferred income tax asset (liability)	$ 8,444	$ 1,565

At June 28, 2003, the Company had state net operating loss carry forwards of $54,618 and a capital loss carry forward of $1,543. At June 28, 2003, a valuation allowance of $54,618 had been provided for the state net operating loss and a $1,543 valuation allowance had been provided for the capital loss as utilization of such carry forwards within the applicable statutory periods is uncertain. The state net operating loss carry forward expires through 2021, while the capital loss carry forward expires through 2007. Both expiring state net operating loss carry forwards and expiring capital loss carry forwards and the required valuation allowances are adjusted annually. After application of the valuation allowances described above, the Company anticipates no limitations will apply with respect to utilization of the net deferred income tax assets described above.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company leases certain assets, principally warehouse facilities and computer equipment, under agreements that expire at various dates through March 2008. Certain leases contain provisions for renewal and purchase options and require the Company to pay various related expenses. Future non-cancelable minimum operating lease commitments are as follows: 2004--$4,052; 2005--$3,054; 2006--$1,861; 2007--$728 and 2008--$595. Rent expense under all leases was $7,721, $8,823 and $9,446 for fiscal 2003, 2002 and 2001, respectively.

The Company is not a party to any litigation, other than routine litigation incidental to its business except for the litigation described below. The Company believes that none of the routine litigation, individually or in the aggregate, will be material to the business of the Company.

In August 1999, the Company filed a civil antitrust lawsuit in the U.S. District Court for the Western District of Michigan against a group of vitamin raw material suppliers alleging the defendants conspired to fix the prices of vitamin raw materials sold to the Company. The relief sought included money damages and a permanent injunction enjoining defendants from future violation of antitrust laws. The Company has entered into final settlement agreements with all of the defendants. The Company received settlement payments of $3,128, $27,891 and $995 in fiscal 2003, 2002 and 2001, respectively. The payments were net of attorney fees and expenses that were withheld prior to the disbursement of the funds to the Company. No additional income will be received.

The Company is currently defending numerous individual lawsuits pending in various state and federal courts involving phenylpropanolamine (PPA), an ingredient formerly used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in November 2000 at the request of the United States Food and Drug Administration (FDA). These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

The Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that these actions are without merit or are covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, it is possible that the Company's future results of operations or cash flow could be materially impacted in a particular period.

NOTE J - QUARTERLY FINANCIAL DATA (unaudited)

2003	September 28,[(1)]	December 28,	March 29,	June 28,
Net sales	$213,215	$227,521	$202,616	$182,635
Gross profit	61,679	64,296	58,706	45,230
Net income	18,778	16,814	14,132	4,324
Basic earnings per share	0.27	0.24	0.20	0.06
Diluted earnings per share	0.26	0.24	0.20	0.06
Weighted average shares outstanding				
Basic	70,719	69,273	69,337	69,614
Diluted	71,745	70,394	70,601	71,439

2002	September 29,	December 29,[(2)]	March 30,[(3)]	June 29,[(4)]
Net sales	$217,116	$228,694	$198,491	$182,021
Gross profit	52,339	62,704	56,608	46,049
Net income	11,737	15,214	17,910	(71)
Basic earnings per share	0.16	0.21	0.25	0.00
Diluted earnings per share	0.15	0.20	0.24	0.00
Weighted average shares outstanding				
Basic	74,314	73,343	72,690	72,307
Diluted	76,283	74,560	73,859	72,307

(1) Includes pre-tax income of $3,128 related to settlement proceeds of an antitrust lawsuit. See Note I.

(2) Includes a pre-tax charge of $2,046 related to the LaVergne, Tennessee logistics facility. See Note N. Includes a pre-tax charge of $1,900 for bad debt expense related to the bankruptcy of a large customer.

(3) Includes pre-tax income of $7,813 related to settlement proceeds of an antitrust lawsuit. See Note I.

(4) Includes pre-tax income of $20,078 related to settlement proceeds of an antitrust lawsuit. See Note I. Includes a pre-tax charge of $11,524 for goodwill impairment and $5,090 for asset impairment and restructuring costs related to Quifa. See Note N.

NOTE K - SEGMENT INFORMATION

The Company has one reportable segment, store brand health care, that encompasses two operating segments, OTC pharmaceuticals and nutritional products. All other consists of the operating segments, Quifa and Wrafton, neither of which meet the quantitative thresholds for separate disclosure or are immaterial to the total business of the Company. The accounting policies of all of the operating segments are the same as those described in the summary of significant accounting policies in Note A.

	Store Brand Health Care	All Other	Total
Fiscal 2003			
Net sales	$748,922	$77,065	$825,987
Operating income	80,905	4,273	85,178
Total assets	587,289	56,681	643,970
Capital expenditures	27,523	4,773	32,296
Net property, plant and equipment	191,093	27,685	218,778
Depreciation	23,533	2,593	26,126
Fiscal 2002			
Net sales	$761,446	$64,876	$826,322
Operating income	94,860	(13,927)	80,933
Total assets	527,422	73,953	601,375
Capital expenditures	19,329	8,199	27,528
Net property, plant and equipment	186,961	24,083	211,044
Depreciation	23,392	2,221	25,613
Asset impairment and restructuring	2,046	16,614	18,660
Fiscal 2001			
Net sales	$723,753	$29,735	$753,488
Operating income	39,698	(3,233)	36,465
Total assets	498,345	84,191	582,536
Capital expenditures	24,304	2,500	26,804
Net property, plant and equipment	189,550	22,537	212,087
Depreciation and amortization	22,272	750	23,022

NOTE L – PRODUCT DISCONTINUATION

In November 2000, in response to recommendations by the FDA, the Company voluntarily discontinued production and halted shipments of all products containing the ingredient PPA, effective immediately. In fiscal 2001, the Company recorded total net sales returns of $12,500, with a negative impact on gross profit of $3,400. Additionally, the Company recorded a charge of $17,600 in cost of sales related to the cost of returned product, product on hand, and product disposal costs. Replacement products for most of the PPA-containing products began shipping in the fourth quarter of fiscal 2001.

NOTE M - ACQUISITION

In June 2001, the Company acquired Wrafton for approximately $44,000, plus acquisition costs. Wrafton, located in the United Kingdom, is a supplier of store brand products to major grocery and pharmacy retailers and a contract manufacturer of OTC pharmaceuticals. The acquisition was accounted for using the purchase method and resulted in goodwill of approximately $27,500. The assets and liabilities, which are not considered significant to the Company, are included in the consolidated balance sheet beginning June 30, 2001. The results of operations were included beginning in fiscal 2002.

NOTE N - RESTRUCTURING AND GOODWILL IMPAIRMENT CHARGES

For fiscal 2002 and 2001, the Company incurred restructuring charges related to the declining net realizable value of its LaVergne, Tennessee logistics facility. The restructuring charges were $2,046 and $2,175 for fiscal 2002 and 2001, respectively. The effect of suspending depreciation on this facility was approximately $400 and $800 for fiscal 2002 and 2001, respectively. The Company sold this facility in the second quarter of fiscal 2002. The effect of selling this facility is included in the store brand health care segment.

Update of 2002 restructuring — The Company approved a restructuring plan related to its Mexican operating company, Quifa, in the fourth quarter of fiscal 2002. The implementation of the plan began in June 2002 and is expected to be completed in its entirety by December 2003. The Company discontinued certain customers and products because of inadequate profitability and misalignment with strategic goals. Equipment related to the discontinued customers and products was written down to its fair market value in fiscal 2002, resulting in an impairment charge of $2,590. The Company expects to terminate 228 employees performing certain production and administrative tasks as a result of the restructuring plan. As of June 28, 2003, 199 of these employees had been terminated. Accordingly, the Company recorded employee termination benefits of $2,000 and other restructuring costs of $500. The charges for asset impairment, employee termination benefits and other restructuring costs were included in the restructuring line in the consolidated statement of income for fiscal 2002. In fiscal 2003, $2,270 was paid primarily related to severance costs. The activity of the restructuring reserve is detailed in the following table:

	Fiscal 2002 Restructuring Severance and Other costs
Balance at June 29, 2002	$ 2,500
Reductions	(2,270)
Balance at June 28, 2003	$ 230

Due to the changes necessary at Quifa, its goodwill was re-tested for impairment in the fourth quarter of fiscal 2002. The fair value of the reporting unit was estimated using the present value of expected future cash flows. The testing procedure resulted in a goodwill impairment charge of $11,524 in fiscal 2002. The goodwill impairment charge is recorded as a separate line item in the consolidated statement of income.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures

As of June 28, 2003, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are adequate and effective in ensuring that all material information relating to the Company and its consolidated subsidiaries required to be included in the Company's periodic SEC filings would be made known to them by others within those entities in a timely manner and that no changes are required at this time.

In connection with the evaluation by the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the Company's internal control over financial reporting pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934, no changes during the quarter ended June 28, 2003 were identified that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III.

Item 10. Directors and Executive Officers of the Registrant.

(a) Directors of the Company.
Information concerning directors of the Company is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the heading "Election of Directors".

(b) Executive Officers of the Company.
See Part I, Additional Item of this Form 10-K on page 15.

(c) Compliance with Section 16(a) of the Exchange Act.
Information concerning compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the heading "Section 16(a) Beneficial Ownership Reporting Compliance".

Item 11. Executive Compensation.

Information concerning executive officer and director compensation is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the headings "Executive Compensation" and "Director Compensation".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the heading "Ownership of Perrigo Common Stock". Information concerning equity compensation plans is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the heading "Equity Compensation Plan Information".

Item 13. Certain Relationships and Related Transactions.

Information concerning certain relationships and related transactions is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the heading "Director Compensation".

Item 14. Principal Accountant Fees and Services.

Information concerning principal accountant fees and services is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting under the heading "Independent Accountants".

PART IV.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) The following documents are filed or incorporated by reference as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements on page 31 of this Form 10-K.
2. Financial Schedules
   Report of Independent Certified Public Accountants on Financial Statement Schedule.
   Schedule II - Valuation and Qualifying Accounts.
   Schedules other than the one listed are omitted because the required information is included in the footnotes, immaterial or not applicable.

3. Exhibits:

3(a) Amended and Restated Articles of Incorporation of Registrant, incorporated by reference from Amendment No. 2 to Registration Statement No. 33-43834 filed by the Registrant on September 23, 1993.

3(b) Restated Bylaws of Registrant, dated April 10, 1996, as amended, incorporated by reference from the Registrant's Form 10-K filed on September 6, 2000.

4(a) Shareholders' Rights Plan, incorporated by reference from the Registrant's Form 8-K filed on April 10, 1996. (SEC File No. 00-19725).

10(a)* Registrant's Management Incentive Bonus Plan for Fiscal Year 2003, incorporated by reference from the Registrant's Form 10-Q filed on October 30, 2002.

10(b)* Registrant's Employee Stock Option Plan, as amended, incorporated by reference from the Registrant's Form 10-K filed on September 18, 2002.

10(c)* Registrant's 1989 Non-Qualified Stock Option Plan for Directors, as amended, incorporated by reference from Exhibit B of the Registrant's 1997 Proxy Statement as amended at the Annual Meeting of Shareholders on October 31, 2000.

10(d)* Registrant's Restricted Stock Plan for Directors, dated November 6, 1997, incorporated by reference from Registrant's 1998 Form 10-K filed on October 6, 1998.

10(e) Credit Agreement, dated September 23, 1999, between Registrant and Bank One, Michigan, incorporated by reference from the Registrant's Form 10-K filed on October 1, 1999.

10(f) Guaranty Agreement, dated September 23, 1999, executed by L. Perrigo Company and Perrigo Company of South Carolina, Inc., in favor of the Agent and each Lender, incorporated by reference from the Registrant's Form 10-K filed on October 1, 1999.

10(h)* Employment Agreement, Restricted Stock Agreement, Contingent Restricted Stock Agreement, and Noncompetition and Nondisclosure Agreement, dated April 19, 2000, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 10-Q filed on April 26, 2000.

10(i)* Noncompetition and Nondisclosure Agreement and Indemnity Agreement, dated June 2, 2000, between Registrant and Michael J. Jandernoa, incorporated by reference from the Registrant's Form 10-K filed on September 6, 2000.

10(j)* Restricted Stock Agreement, dated August 14, 2001, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 10-K filed on September 7, 2001.

10(k)* Restricted Stock Agreement, dated August 14, 2001, between Registrant and Douglas R. Schrank, incorporated by reference from the Registrant's Form 10-K filed on September 7, 2001.

10(l)* Registrant's Executive Retention Plan, dated January 1, 2002, incorporated by reference from the Registrant's Form 10-Q filed on October 30, 2002.

10(m)* Registrant's Nonqualified Deferred Compensation Plan, dated December 31, 2001, as amended, incorporated by reference from the Registrant's Form 10-Q filed on January 24, 2002.

10(n)* Consulting Agreement, dated July 31, 2002, between Registrant and Michael J. Jandernoa, incorporated by reference from the Registrant's Form 10-K filed on September 18, 2002.

10(o)* Registrant's Restricted Stock Plan for Directors II, dated August 14, 2001, incorporated by reference from the Registrant's Form 10-Q filed on October 23, 2001.

21 Subsidiaries of the Registrant.

23 Consent of BDO Seidman, LLP.

24 Power of Attorney (see signature page).

31 Rule 13a-14(a) Certifications.

32 Section 1350 Certifications.

* Denotes management contract or compensatory plan or arrangement.

(b) Exhibit and reports on Form 8-K.

On April 23, 2003, the Company furnished under Items 9 and 12 its April 23, 2003 press release containing its third quarter earnings information.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

The audits referred to in our report on Perrigo Company and Subsidiaries dated July 25, 2003, relating to the consolidated financial statements of Perrigo Company, which is contained in Item 8 of this Form 10-K for the year ended June 28, 2003, included the audit of Schedule II - Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.

In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
July 25, 2003

SCHEDULE II -VALUATION AND QUALIFYING ACCOUNTS

PERRIGO COMPANY
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions[(1)]	Balance at End of Period
Year Ended June 30, 2001:				
Reserves and allowances deducted from asset accounts:				
Allowance for uncollectible accounts	$5,997	$1,870	$1,069	$6,798
Year Ended June 29, 2002:				
Reserves and allowances deducted from asset accounts:				
Allowance for uncollectible accounts	$6,798	$2,013	$346	$8,465
Year Ended June 28, 2003:				
Reserves and allowances deducted from asset accounts:				
Allowance for uncollectible accounts	$8,465	$2,476	$699	$10,242

(1) Uncollectible accounts charged off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K for the fiscal ended June 28, 2003 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Allegan, State of Michigan on the 15th of August 2003.

PERRIGO COMPANY

By: /s/ David T. Gibbons
David T. Gibbons
Chairman of the Board, President and
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints David T. Gibbons and Douglas R. Schrank and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this Annual Report on Form 10-K for the fiscal year ended June 28, 2003 necessary or advisable to enable Perrigo Company to comply with the Securities Exchange Act of 1934, any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the report as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K for the fiscal year ended June 28, 2003 has been signed by the following persons in the capacities indicated on the 15th of August 2003.

Signature	Title
/s/ David T. Gibbons David T. Gibbons	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)
/s/ Douglas R. Schrank Douglas R. Schrank	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
Laurie Brlas	Director
/s/ Gary M. Cohen Gary M. Cohen	Director
/s/ Peter R. Formanek Peter R. Formanek	Director
/s/ Larry D. Fredricks Larry D. Fredricks	Director
/s/ Judith A. Hemberger Judith A. Hemberger	Director
/s/ Michael J. Jandernoa Michael J. Jandernoa	Director
/s/ Gary K. Kunkle, Jr. Gary K. Kunkle, Jr.	Director
/s/ Herman Morris, Jr. Herman Morris, Jr.	Director

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Laurie Brlas
Senior Vice President and Chief Financial Officer, STERIS Corporation
Director since 2003

Gary M. Cohen
President, BD Medical Systems, Becton, Dickinson and Company
Director since 2003

Peter R. Formanek
Private investor and retired Co-founder and President, AutoZone Inc.
Director since 1993 and Lead Independent Director since 2003

Larry D. Fredricks
Independent Financial Consultant, former Director – Financial Counseling Services, Deloitte & Touche LLP
Director since 1996

David T. Gibbons
Chairman of the Board, President and Chief Executive Officer, Perrigo Company
Director since 2000

Judith A. Hemberger
Executive Vice President and Chief Operating Officer, Pharmion Corporation
Director since 2003

Michael J. Jandernoa
Former Chairman of the Board, Perrigo Company
Director since 1981

Gary K. Kunkle, Jr.
President and Chief Operating Officer, DENTSPLY International, Inc.
Director since 2002

Herman Morris, Jr.
President and Chief Executive Officer, Memphis Light, Gas and Water Division
Director since 1999

EXECUTIVE OFFICERS

David T. Gibbons
Chairman of the Board, President and Chief Executive Officer

F. Folsom Bell
Executive Vice President, Business Development

John T. Hendrickson
Executive Vice President and General Manager – Perrigo Consumer Healthcare

Mark P. Olesnavage
Executive Vice President and General Manager – Perrigo Pharmaceuticals

Douglas R. Schrank
Executive Vice President and Chief Financial Officer

SHAREHOLDER INFORMATION

SHARE INFORMATION

Perrigo Company common stock is traded on The Nasdaq Stock Market® under the symbol PRGO.

Shares outstanding at June 28, 2003: 70,033,561.

ANNUAL MEETING

The Annual Meeting of shareholders will be held at the Perrigo Company corporate office, 515 Eastern Avenue, Allegan, Michigan, on October 28, 2003, at 10:00 a.m. (EST).

INDEPENDENT ACCOUNTANTS

BDO Seidman, LLP
Grand Rapids, Michigan

COUNSEL

Gardner, Carton & Douglas
Chicago, Illinois

FISCAL 2003 CASH DIVIDEND DATA

Fiscal Quarter	Record Date	Payable Date	Per Share Amount
1st	-	-	-
2nd	-	-	-
3rd	2/28/03*	3/21/03	$0.025
4th	5/30/03	6/24/03	$0.025

* Initial cash dividend

SHAREHOLDER ACCOUNT INFORMATION

Shareholders with requests for information regarding their share position, stock, certificates, address changes and other related matters should contact:

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland Ohio 44193-0900
(800) 622-6757

FINANCIAL INFORMATION

Annual reports, earnings announcements, news releases, Form 10-K and 10-Q reports and other financial information may be obtained by visiting the investor relations section of our Web site at www.perrigo.com/investor.

INVESTOR RELATIONS CONTACT

Ernest J. Schenk
(269) 673-9212

Creative services by Strategic Communication Advisors and Anderson Design – Grand Rapids, Michigan

PERRIGO®

515 Eastern Avenue
Allegan, Michigan 49010
(269) 673-8451
www.perrigo.com